Exhibit 99.2

Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Financial Group as of December 31, 2019

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2019 and 2018

   (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholders of

Shinhan Financial Group Co., Ltd.:

Opinion

We have audited the consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2019 and 2018, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2019. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1) Assessment of the allowance for credit loss

As discussed in Notes 4(b) and 12 to the consolidated financial statements, the Group recognized an allowance for credit loss using the Expected Credit loss (ECL) impairment model for the loans at amortized cost amounting to KRW 2,684,835 million as of December 31, 2019. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or when the loans are impaired. The Group measures ECL allowance on an individual basis for individually significant corporate loans which have had significant increases in credit risk or have become impaired. The individual assessment involves judgment by the Group in estimating the future cash flows including the value of related collateral. The allowance for credit loss for all other loans is measured on a collective basis. For these loans, the Group measures ECL by estimating the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-looking Information (FLI). For corporate loans, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the qualitative factors involves a high level of judgment by the Group.

We have identified the following as key audit matters, considering the possibility of errors, the level of involvement of management judgment, and the impact of risks:

- Risk that the allowance for credit loss is misstated due to the Group’s biased judgment on the estimates of future cash flows for the corporate loans with ECL measured on an individual basis

- Risk that the allowance for credit loss is misstated due to error or fraud in determination of when a loan’s credit risk has significantly increased since initial recognition, the analysis of the qualitative factors in determining the internal credit risk ratings of corporate loans, the calculation of 12 month and lifetime PD, the calculation of LGD and the manner in which FLI is incorporated in the ECL calculation.

The primary audit procedures we performed to address the above key audit matters included:

•

We tested certain internal controls over: (i) the estimated future cash flows for individually assessed corporate loans, including controls over the work of external valuation specialists' engaged by the Group; (ii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans, including the review of internal credit risk ratings performed by an independent department with access to the same qualitative information; (iii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iv) the determination of SICR; and (v) the completeness and accuracy of data used in the models.

•

We assessed the estimates of future cash flows on a sample basis by (i) comparing assumptions made with information obtained from internal and external sources, and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation specialists engaged by the Group.

•

We involved credit risk and information technology professionals with specialized skills, industry knowledge and relevant experience who assisted in: (i) evaluating the methodology and key inputs used in determining the PD and LGD parameters and SICR; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) recalculating a sample of ECL models and related inputs.

•

We checked, for a sample of corporate loans with ECL measured on a collective basis, that Group policy was applied in the internal credit risk rating process and assessed if the Group's policy is aligned with international financial reporting standards.

(2) Assessment of the measurement of fair value of level 3 financial instruments

As discussed in Note 4(e) to the consolidated financial statements, the Group classifies financial instruments measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data as level 3. As of December 31, 2019, the recorded fair values of the Group’s debt securities, equity securities, derivative assets, derivative liabilities, and financial liabilities designated at fair value through profit or loss classified as level 3 were KRW 8,951,398 million, KRW 511,831 million, KRW 464,826 million, KRW 308,970 million, and KRW 8,511,489 million, respectively. In order to measure these financial instruments, the Group uses discounted cash flow models, option models, or net asset value models and these models use various inputs and assumptions, depending on the nature of the level 3 financial instruments.

We have identified the following as key audit matters, considering the possibility of errors, the level of involvement of management judgment, and the impact of risks:

- Risk that the estimate of the financial instruments’ fair value is misstated due to applying inappropriate valuation methodologies, models’ significant inputs which were not directly observable in financial markets, such as volatility of underlying assets, correlations, regression coefficients, discount rates, and growth rates, and the related assumptions.

The primary audit procedures we performed to address the above key audit matters included:

We tested certain internal controls over the Group’s process to measure the fair value of level 3 financial instruments. This included controls related to (1) the development, validation and changes in the methodology of the models used to value the level 3 financial instruments, (2) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values, and (3) the monitoring of changes to the inputs and assumptions. We evaluated the characteristics of new products and the valuation techniques used by the Group for these new products. For a sample of level 3 financial instruments, we compared the Group’s fair value measurement recorded at period end to the sales price of a subsequent transaction. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	Evaluating the valuation techniques and significant unobservable inputs on a sample basis; and
•	Developing models and significant unobservable inputs independently and comparing the resulting fair value estimate to the Group's fair value measurement for a sample of level 3 financial instruments.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Min-Seon Chae.

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Assets
Cash and due from banks at amortized cost	4, 8, 19	~~W~~	28,423,744	17,348,626
Financial assets at fair value through profit or loss	4, 9, 19		53,163,143	43,534,766
Derivative assets	4, 10		2,829,274	1,793,613
Securities at fair value through other comprehensive income	4, 11, 19		59,381,053	38,314,170
Securities at amortized cost	4, 11, 19		45,582,065	28,478,136
Loans at amortized cost	4, 12, 19		323,244,979	299,609,472
Property and equipment, net	13, 18, 19, 48		4,083,328	3,003,886
Intangible assets	14		5,558,714	4,320,134
Investments in associates	15		1,452,861	671,330
Current tax receivable			88,433	45,100
Deferred tax assets	41		218,254	426,965
Investment property	16		488,610	474,820
Employee benefits	25		1,682	-
Other assets	4, 17		27,878,281	21,571,918
Assets held for sale			25,160	7,574

Total assets		~~W~~	552,419,581	459,600,510

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2019 and 2018

(In millions of won)	Note		2019	2018
Liabilities
Deposits	4, 20	~~W~~	294,874,256	265,000,190
Financial liabilities at fair value through profit or loss	4, 21		1,632,457	1,420,306
Financial liabilities designated at fair value through profit or loss	4, 22		9,409,456	8,535,800
Derivative liabilities	4, 10		2,303,012	2,439,892
Borrowings	4, 23		34,863,156	29,818,542
Debt securities issued	4, 24		75,363,364	63,227,699
Liabilities for defined benefit obligations	25		121,140	127,348
Provisions	26		557,024	508,416
Current tax payable			512,757	430,306
Deferred tax liabilities	41		451,603	22,020
Liabilities under insurance contracts	27		52,163,417	26,218,882
Other liabilities	4, 28, 48		38,237,558	25,199,679

Total liabilities			510,489,200	422,949,080

Equity	29
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,565,353	9,895,488
Capital adjustments			(1,116,770)	(552,895)
Accumulated other comprehensive loss			(260,156)	(753,220)
Retained earnings			25,525,821	22,959,440
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			39,177,946	35,725,625
Non-controlling interests			2,752,435	925,805
Total equity			41,930,381	36,651,430

Total liabilities and equity		~~W~~	552,419,581	459,600,510

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	14,878,516	12,891,850
Financial assets at fair value through profit or loss			828,846	680,606
			15,707,362	13,572,456
Interest expense			(5,969,398)	(4,992,367)
Net interest income	31		9,737,964	8,580,089

Fees and commission income			3,557,013	3,295,256
Fees and commission expense			(1,416,494)	(1,356,259)
Net fees and commission income	32		2,140,519	1,938,997

Insurance income			7,569,425	4,398,738
Insurance expenses			(8,066,351)	(4,870,437)
Net insurance expenses	27		(496,926)	(471,699)

Dividend income	33		82,158	87,826
Net gain on financial instruments at fair value through profit or loss	34		1,385,482	420,026
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		(247,585)	74,944
Net loss on financial instruments designated at fair value through profit or loss	35		(846,046)	(26,643)
Net foreign currency transaction gain			440,948	194,136
Net gain on disposal of financial asset at fair value through other comprehensive income	11		152,278	20,554
Net gain (loss) on disposal of securities at amortized cost	11		66	(9)
Provision for allowance for credit loss	36		(980,692)	(747,877)
General and administrative expenses	37		(5,134,674)	(4,741,575)
Other operating expenses, net	39		(1,187,242)	(829,355)

Operating income			5,046,250	4,499,414

Equity method income	15		53,287	17,488
Other non-operating income (expense), net	40		(188,029)	(50,292)
Profit before income taxes			4,911,508	4,466,610

Income tax expense	41		(1,269,124)	(1,268,345)
Profit for the year		~~W~~	3,642,384	3,198,265

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share data)	Note		2019	2018

Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	352,085	161,008
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	9		162,967	(54,333)
Equity in other comprehensive income of associates			3,302	7,407
Foreign currency translation adjustments for foreign operations			105,771	19,983
Net change in unrealized fair value of cash flow hedges			(18,589)	(20,192)
Other comprehensive income of separate account			10,427	8,676
			615,963	122,549
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(54,644)	(93,098)
Equity in other comprehensive income (loss) of associates			(8)	28
Valuation gain on financial asset at fair value through other comprehensive income			18,885	22,725
Loss on disposal of financial asset at fair value through other comprehensive income			(5,861)	(2,635)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(8,425)	1,723
			(50,053)	(71,257)
Total other comprehensive income, net of income tax			565,910	51,292

Total comprehensive income for the year		~~W~~	4,208,294	3,249,557

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,403,497	3,156,722
Non-controlling interests			238,887	41,543
		~~W~~	3,642,384	3,198,265
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,890,701	3,207,602
Non-controlling interests			317,593	41,955
		~~W~~	4,208,294	3,249,557

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	7,000	6,579

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2019 and 2018

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the year
Profit for the year		-	-	-	-	-	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	179,793	-	179,793	1,305	181,098
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(54,333)	-	(54,333)	-	(54,333)
Equity in other comprehensive income of associates		-	-	-	-	7,435	-	7,435	-	7,435
Foreign currency translation adjustments		-	-	-	-	20,465	-	20,465	(482)	19,983
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(20,192)	-	(20,192)	-	(20,192)
Other comprehensive income of separate account		-	-	-	-	8,676	-	8,676	-	8,676
Remeasurements of defined benefit plans		-	-	-	-	(92,687)	-	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,723	-	1,723	-	1,723
Total other comprehensive income		-	-	-	-	50,880	-	50,880	412	51,292
Total comprehensive income		-	-	-	-	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)	-	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)	-	(155,923)
Change in other capital adjustments		-	-	8,153	1,063	-	(6,517)	2,699	-	2,699
Change in other non-controlling interests		-	-	-	-	-	-	-	3,608	3,608
		-	1,107,838	8,153	(154,860)	-	(734,463)	226,668	3,608	230,276
Reclassification of OCI to retained earnings		-	-	-	-	2,645	(2,645)	-	-	-
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2019 and 2018

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	297,652	-	297,652	67,457	365,109
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	150,678	-	150,678	12,289	162,967
Equity in other comprehensive income of associates		-	-	-	-	3,294	-	3,294	-	3,294
Foreign currency translation adjustments		-	-	-	-	104,388	-	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(15,960)	-	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		-	-	-	-	10,427	-	10,427	-	10,427
Remeasurements of defined benefit plans		-	-	-	-	(54,850)	-	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(8,425)	-	(8,425)	-	(8,425)
Total other comprehensive income		-	-	-	-	487,204	-	487,204	78,706	565,910
Total comprehensive income		-	-	-	-	487,204	3,403,497	3,890,701	317,593	4,208,294

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)	-	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)	-	(444,077)
Change in other capital adjustments		-	-	9,484	(119,798)	-	(16,222)	(126,536)	-	(126,536)
Change in other non-controlling interests		-	-	-	-	-	-	-	1,509,037	1,509,037
		87,410	199,476	669,865	(563,875)	-	(831,256)	(438,380)	1,509,037	1,070,657
Reclassification of OCI retained earnings		-	-	-	-	5,860	(5,860)	-	-	-
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	4,911,508	4,466,610
Adjustments for:
Interest income	31		(15,707,362)	(13,572,456)
Interest expense	31		5,969,398	4,992,367
Dividend income	33		(82,158)	(87,826)
Net fees and commission expense			125,975	176,932
Net insurance loss			2,098,617	2,080,509
Net loss (gain) on financial instruments at fair value through profit or loss	34		(427,618)	66,455
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		247,585	(74,944)
Net foreign currency translation loss			147,952	377,632
Net loss (gain) on financial instruments designated at fair value through profit or loss	35		33,872	(382,667)
Net gain on disposal of financial asset at fair value through other comprehensive income	11		(152,278)	(20,554)
Net loss (gain) on disposal of securities at amortized cost	11		(66)	9
Provision for allowance for credit loss	36		980,692	747,877
Employee costs	25		188,313	155,672
Depreciation and amortization	37		677,152	301,916
Other operating expense (income)	39		305,781	(278,274)
Equity method income, net	15		(53,287)	(17,488)
Other non-operating expense	40		148,091	3,147
			(5,499,341)	(5,531,693)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			(10,059,356)	6,024,743
Securities at fair value through profit or loss			(3,977,211)	(3,082,516)
Due from banks at fair value through profit or loss			73,904	(82,014)
Loans at fair value through profit or loss			(943,321)	(422,326)
Financial asset designated at fair value through profit or loss			847,715	723,037
Derivative instruments			58,532	203,006
Loans at amortized cost			(18,831,825)	(27,547,413)
Other assets			(4,452,651)	(5,177,725)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Deposits		~~W~~	29,123,272	16,699,467
Liabilities for defined benefit obligations			(263,882)	(145,639)
Provisions			28,380	14,542
Other liabilities			7,851,505	174,590
			(544,938)	(12,618,248)

Income taxes paid			(1,130,148)	(850,696)
Interest received			15,200,114	13,208,601
Interest paid			(5,793,865)	(5,058,596)
Dividends received			35,716	63,826

Net cash provided by (used in) operating activities			7,179,046	(6,320,196)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			3,690,283	2,150,860
Increase in financial instruments at fair value through profit or loss			(6,712,873)	(3,290,960)
Proceeds from disposal of securities at fair value through other comprehensive income			36,334,241	27,074,948
Acquisition of securities at fair value through other comprehensive income			(46,908,632)	(27,037,290)
Proceeds from disposal of securities at amortized cost			6,722,627	2,093,506
Acquisition of securities at amortized cost			(12,209,898)	(5,836,342)
Proceeds from disposal of property and equipment	13, 40		51,942	39,202
Acquisition of property and equipment	13		(270,386)	(142,933)
Proceeds from disposal of intangible assets	14, 40		24,825	3,638
Acquisition of intangible assets	14		(318,930)	(157,160)
Proceeds from disposal of investments in associates			182,604	189,118
Acquisition of investments in associates			(669,341)	(227,914)
Proceeds from disposal of investment property	16, 40		86,422	15,433
Acquisition of investment property	16		(2,774)	(115,333)
Proceeds from disposal of assets held for sale			137	4,498
Other, net			(264,585)	(311,744)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			19,303	67,039
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(195,900)	(26,653)
Acquisition of subsidiaries, net of cash acquired	47		(2,246,932)	(4,498)
Net cash used in investing activities			(22,687,867)	(5,512,585)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	199,476	1,107,838
Net increase in borrowings			5,017,269	1,772,203
Proceeds from debt securities issued			31,083,390	26,487,712
Repayments of debt securities issued			(19,881,717)	(14,689,246)
Other liabilities			(33,619)	528
Dividends paid			(830,772)	(714,705)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			1,694,362	10,675
Settlement of hedging derivative financial instruments for debt securities issued			(1,716,320)	(16,832)
Acquisition of treasury stock			(444,077)	(151,993)
Increase in non-controlling interests			312,390	347
Redemption of lease liabilities			(269,362)	-
Issuance of convertible preferred shares			747,791	-
Net cash provided by financing activities			15,878,811	13,806,527

Effect of exchange rate fluctuations on cash and cash equivalents held			29,428	(30,640)
Increase in cash and cash equivalents			399,418	1,943,106

Cash and cash equivalents at beginning of year	44		8,179,756	6,236,650

Cash and cash equivalents at end of year	44	~~W~~	8,579,174	8,179,756

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”), a controlling company, was incorporated on September 1, 2001 for the main purposes of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co.,Ltd., and Shinhan BNP Asset Management Co.,Ltd. with a stock transfer. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2019 and 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.(*2)	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*3)	〃	〃	59.2	-
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*4)	〃	〃	75.3	71.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.(*5)	〃	〃	60.0	-
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.(*6)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance(*7)	Vietnam	〃	100.0	-
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD	Vietnam	December 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2) The controlling company has participated in issuing additional shares of Shinhan Investment Corp. amounting to ~~W~~660 billion for the year ended December 31, 2019.

(*3) The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd. for the years ended December 31, 2018, and the effective stake increased to 60.24% due to the acquisition of treasury shares by Orange Life Insurance Co. Ltd. for the years ended December 31, 2019.

(*4) The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service for the year ended December 31, 2019.

(*5) The Group acquired 60.00% stake in Asia Trust Co., Ltd. for the year ended December 31, 2019.

(*6) Shinhan AI Co., Ltd. is a subsidiary newly invested for the year ended December 31, 2019. The controlling company has participated in issuing additional shares of Shinhan AI Co., Ltd. shares amounting to ~~W~~40 billion.

(*7) The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. for the year ended December 31, 2019 and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 196 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 111 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides ABCP credit contribution (purchase agreements) of ~~W~~3,901,421 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 5, 2020, which will be submitted for approval to the stockholder’s meeting to be held on March 26, 2020.

(a) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments measured at fair value
-	financial instruments at fair value through profit or loss measured at fair value
-	other comprehensive income at fair values measured at fair value
-	liabilities for cash-settled share-based payment arrangements measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(b) Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except for the main sources of critical judgments and estimated uncertainties related to the adoption of K-IFRS No. 1116 ‘Leases’ described in Note 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(d) Change in accounting policy

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018. There are other new standards applied from January 1, 2019, which does not have a significant impact to the Group’s financial statements.

i) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116, published on May 22, 2017, replaces existing standards including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ’Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Group has applied K-IFRS No.1116 from the year beginning on January 1, 2019, the date of initial application.

At the commencement date of the lease, the Group assesses whether the contract is, or contains, a lease, and assessed whether the contract was, or contained, a lease in accordance with K-IFRS No.1116 at the date of initial application.  For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components (hereinafter called ‘non-lease components’) of the contract.

A lessee shall recognize a lease right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset (leased asset) for the lease term, and a lease liability, which indicates obligation to make lease payments. However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, the Group used the following practical expedients when applying K-IFRS No.1116 to leases previously classified as operating leases applying K-IFRS No.1017.

-	Elects not to apply the requirements to recognize lease right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.
-	Excludes initial direct costs from the measurements of the lease right-of-use assets at the date of initial application.
-	If the contract contains an option to extend or terminate the lease, hindsight is used to determine the lease term

As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The accounting treatment as a lessor did not change significantly from the one under K-IFRS No.1017.

The accumulated effect on retained earnings from initial application of K-IFRS No.1116 was zero, and the comparative financial information presented has applied K-IFRS No.1017 and the related Interpretations as previously reported and has not been retrospectively restated. The transition effects arising from changes in accounting policies are explained in Note 48.

On December 16, 2019, the IFRS Interpretations Committee published the agenda decision on ‘Lease term and useful life of leasehold improvements’ that the entity should consider all economic penalties for the termination of the lease in the determination of the enforceable period. The Group is analyzing the impact of changes in accounting policies of determination of the enforceable period on the consolidated financial statements, and plans to reflect the impact on the consolidated financial statements when the analysis is completed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2. Basis of preparation (continued)

(d) Change in accounting policy (continued)

ii) K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on 1 January 2020 but have been applied early as early entry is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is derivatives of Note 10.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2019, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019 and have mentioned on the note 2.

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

It is CEO’s responsible for evaluating the resources to be distributed to the business and the performance of the business, and makes strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(b) Basis of consolidation (continued)

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquirer are measured as the non-controlling interests' proportionate share of the acquirer’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquirer and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquirer's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032 and 1109, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(c) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

- the fair value of the consideration transferred; plus

- the recognized amount of any non-controlling interests in the acquiree; plus

- if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

- the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

①	Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for allowance for credit loss’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment: Financial assets and contract assets

The Group recognizes allowance for credit loss for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets. The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(h) Impairment: Financial assets and contract assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets were not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(i) Property and equipment (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(k) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(l) Leased assets - policy applicable from January 1, 2019

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the each lease contract is negotiated individually and includes a variety of terms and conditions.  There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities.  Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs.  The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs.  Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amounts expected to be paid by the lessee under the residual value guarantee

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option

- Extended Lease payments in an optional renewal period if the lesses is reasonably certain to that they will exercise the extension option

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(l) Leased assets - policy applicable from January 1, 2019 (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessees various tangible assets, including vehicles under operating and finance lease contracts, and the each lease contract is negotiated individually and includes a variety of terms and conditions.  The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

For finance leases, the Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

For operating leases, the Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(m) Leased assets - policy applicable before January 1, 2019

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(m) Leased assets - policy applicable before January 1, 2019 (continued)

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(n) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(o) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(p) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(p) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(q) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(r) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Capital structure

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(s) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(s) Employee benefit (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(t) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(u) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(v) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(w) Insurance contracts

i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

i-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

i-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

i-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of :

i) the average amount of the top 30% of net loss expected in the future

ii) the minimum required amount by insurance types, minimum guarantees and limits of stock investment portion

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds,

i) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

i-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

i-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor's equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor's equity and shareholder's equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

iii) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

iv) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses

Other than revenues under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses (continued)

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(y) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(z) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years.  The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  A deferred tax liability is recognized for all taxable temporary differences.  A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized.  However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3. Significant accounting policies (continued)

(z) Income tax (continued)

ii) Deferred tax (continued)

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Group paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(aa) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(ab) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ac) Issued/Amended Accounting Standards that are not applied

The following issued/amended standards have been published but have not yet been effective during the fiscal year beginning January 1, 2019. Hence, the Group did not apply the following issued/amended standards in preparing financial statements:

i) K-IFRS No. 1001 ‘Presentation of Financial Statements’ and K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ amended

The definition of materiality has been clarified, and the feature of information users is taken into account when determining the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

ii) K-IFRS No. 1103 ‘Business Combination’

The amended definition of business requires that the inputs that have the ability to create outputs and substantial process to be included in the assessment of acquired businesses and the collection of assembled assets, excluding economic benefits from cost reduction. In addition, if the fair value of most of the total assets acquired is concentrated in a single identifiable asset or a set of assets, an optional concentration test has been added that determines that the acquired activities and sets of assets are not a business but assets or a set of assets. This amendment is effective for annual periods beginning on or after January 1, 2020. The Group expects that the amendment will not have a material impact on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) are exposed to various risks relating to lending, credit card, insurance, securities investment, and trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the Group level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management principles

The Group risk management is guided by the following core principles:

-	identifying and managing all inherent risks;
-	standardizing risk management process and methodology;
-	ensuring supervision and control of risk management independent of business activities;
-	continuously assessing risk preference;
-	preventing risk concentration;
-	operating a precise and comprehensive risk management system including statistical models; and
-	balancing profitability and risk management through risk-adjusted profit management.

ii) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Group level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manages detailed risk limits such as risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization(continued)

① Group Risk Management Committee

The Group establish the risk management system for the Group and each of its subsidiaries, and comprehensively manage group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group

The resolution of the Committee is as follows:

-	Establish risk management basic policy in line with management strategy
-	Determine the level of risk that can be assumed by the Group and each subsidiary
-	Appropriate investment limit or loss allowance limit
-	Enacted and revised the Group Risk Management Regulations and the Group Risk Council Regulations
-	Matters concerning risk management organization structure and division of duties
-	Matters concerning the operation of the risk management system;
-	Matters concerning the establishment of various limits and approval of limits
-	Decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-	Matters concerning risk disclosure policy
-	Analysis of crisis situation, related capital management plan and financing plan
-	Matters deemed necessary by the board of directors
-	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee.The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries. However, if the subsidiary's risk management officer is not an executive, the chief executive officer of risk management may attend.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System(continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group take preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product / new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. After consultation, the Group conduct risk reviews.

④ Risk management

The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk.  The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department.  In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Its credit risk management procedures include:

-credit evaluation and approval;

-credit review and monitoring; and

-credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria.  For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others.  For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others.  The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss.  Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel Ⅲ requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

(b) Credit risk (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank.  The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system.  In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level.  Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee.  If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units.  In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them.  Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card.  In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important.  Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations.  The credit scoring system is divided into two sub-systems: the application scoring system and the behaviour scoring system.  The behaviour scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant.  For credit card applicants with whom the Shinhan Card has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability.  The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behaviour scoring system. The behaviour scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data.  The behaviour score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder.  Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation, or retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2019 and December 31, 2018 are as follows:

		2019	2018
Due from banks and loans at amortized cost(*1)(*2):
Banks	~~W~~	12,950,561	17,935,816
Retail		152,840,826	136,499,558
Government		19,461,567	6,517,215
Corporations		140,718,619	131,795,992
Card receivable		23,114,264	21,592,287
		349,085,837	314,340,868
Deposits and loans at FVTPL(*1)(*2)
Bank		897,525	890,660
Corporations		2,154,821	1,189,190
		3,052,346	2,079,850

Securities measured at FVTPL(*3)		48,512,857	40,289,846
Securities measured at fair value - OCI		58,573,094	37,677,646
Securities measured at amortized cost		45,582,065	28,478,136
Derivative assets		2,829,274	1,793,613
Other financial assets(*1)(*4)		17,477,778	16,837,141
Financial guarantee contracts		4,698,558	4,413,874
Loan commitments and other credit liabilities		177,660,547	165,399,937
	~~W~~	707,472,356	611,310,911

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

(*3) Financial asset at fair value through profit or loss comprise debt securities at fair value through profit of loss, gold deposits.

(*4) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral of held financial instruments as of December, 2019 and 2018 is as follows:

		2019
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not recognized	Recognized
Guarantee	~~W~~	12,232,197	3,756,006	64,386	16,052,589
Deposits and Savings		1,058,353	266,407	2,437	1,327,197
Property and equipment		1,021,002	307,502	12,840	1,341,344
Real estate		128,098,318	14,932,637	370,361	143,401,316
Securities		3,340,337	137,105	-	3,477,442
Other		5,035,192	4,437	364	5,039,993
Total	~~W~~	150,785,399	19,404,094	450,388	170,639,881

		2018
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not recognized	Recognized
Guarantee	~~W~~	13,608,254	3,870,047	61,623	17,539,924
Deposits and Savings		1,016,391	241,567	1,379	1,259,337
Property and equipment		1,051,573	244,571	18,766	1,314,910
Real estate		119,174,347	13,856,638	281,943	133,312,928
Securities		3,460,263	105,397	-	3,565,660
Other		2,593,792	28	218	2,594,038
Total	~~W~~	140,904,620	18,318,248	363,929	159,586,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

-  Allowance for credit loss of financial assets as of December 31, 2019 and 2018 are as follows:

		2019
		12 months expected credit loss		Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	-	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government		19,274,854	111,987	80,648	-	-	19,467,489	(5,922)	19,461,567	-
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728
		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171
Securities at fair value through other comprehensive income(*2)		49,276,299	9,057,701	-	239,094	-	58,573,094	-	58,573,094	-
Securities at amortized cost		44,296,882	1,271,681	23,272	-	-	45,591,835	(9,770)	45,582,065	-
	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

-  Allowance for credit loss of financial assets as of December 31, 2019 and 2018 are as follows:

		2018
		12 months expected credit loss		Life time expected credit loss			Total			Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired		Allowances	Net
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	-	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	-	-	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599
		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725
Securities at fair value through other comprehensive income(*2)		30,705,879	6,865,937	-	105,830	-	37,677,646	-	37,677,646	-
Securities at amortized cost		27,661,749	803,174	22,474	-	-	28,487,397	(9,261)	28,478,136	-
	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) As of December 31, 2019 and 2018, allowance for credit loss for securities at fair value through other comprehensive income amounted to ~~W~~28,236 million and ~~W~~26,084 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

v) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of December 31, 2019 and 2018 are as follows:

		2019
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	-	4,300,508
Life time expected credit loss		248,544	148,696	-	397,240
Impaired		-	-	810	810
		3,053,961	1,643,787	810	4,698,558
Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	-	167,055,921
Life time expected credit loss		7,850,945	2,730,143	-	10,581,088
Impaired		-	-	23,538	23,538
		153,861,889	23,775,120	23,538	177,660,547
	~~W~~	156,915,850	25,418,907	24,348	182,359,105

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,137,695	1,975,877	-	4,113,572
Life time expected credit loss		146,236	152,277	-	298,513
Impaired		-	-	1,789	1,789
		2,283,931	2,128,154	1,789	4,413,874
Loan commitment and other credit line
12 months expected credit loss		137,920,323	19,044,745	-	156,965,068
Life time expected credit loss		6,636,365	1,787,965	-	8,424,330
Impaired		-	-	10,539	10,539
		144,556,688	20,832,710	10,539	165,399,937
	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1) The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

vi) Credit risk exposures per credit quality of derivative assets

  Credit quality of derivative assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Grade 1	~~W~~	2,377,548	1,687,005
Grade 2		451,726	106,608
	~~W~~	2,829,274	1,793,613

(*) Credit quality of derivative assets was classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2019 and 2018 are as follows:

		2019
		Korea	USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,124,738	1,263,568	423,788	289,233	203,166	1,068,822	2,816,320	1,760,926	12,950,561
Retail		144,700,885	371,602	5,444	3,888,964	1,548	1,612,761	1,211,857	1,047,765	152,840,826
Government		16,805,176	529,096	-	1,080,381	-	140,960	445,526	460,428	19,461,567
Corporations		122,926,428	3,116,777	187,856	3,403,806	99,083	2,140,573	2,758,888	6,085,208	140,718,619
Card		22,916,799	9,068	321	2,233	214	141,844	25,513	18,272	23,114,264
		312,474,026	5,290,111	617,409	8,664,617	304,011	5,104,960	7,258,104	9,372,599	349,085,837
Deposits and loans at FVTPL
Bank		177,713	719,812	-	-	-	-	-	-	897,525
Corporations		2,146,949	-	-	-	-	-	-	7,872	2,154,821
		2,324,662	719,812	-	-	-	-	-	7,872	3,052,346
Securities measured at FVTPL		45,635,765	1,662,249	194,591	49,067	6,346	21,625	220,837	722,377	48,512,857
Securities at FVOCI		53,939,143	1,955,627	97,710	195,165	93,769	294,095	798,068	1,199,517	58,573,094
Securities at amortized cost		42,927,646	769,884	-	163,112	-	604,019	40,741	1,076,663	45,582,065
	~~W~~	457,301,242	10,397,683	909,710	9,071,961	404,126	6,024,699	8,317,750	12,379,028	504,806,199

(*) The following accounts are the net carrying value less provision for doubtful accounts.

		2018
		Korea	USA	England	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	8,996,272	1,712,675	462,540	640,895	213,399	947,315	3,221,442	1,741,278	17,935,816
Retail		130,034,683	359,668	4,432	3,440,623	2,151	1,031,299	974,568	652,134	136,499,558
Government		4,257,877	499,742	-	750,676	108,667	182,822	546,597	170,834	6,517,215
Corporations		116,621,693	2,707,273	109,295	2,578,989	96,468	1,846,470	2,621,744	5,214,060	131,795,992
Card		21,453,128	8,435	301	2,107	208	92,992	20,785	14,331	21,592,287
		281,363,653	5,287,793	576,568	7,413,290	420,893	4,100,898	7,385,136	7,792,637	314,340,868
Deposits and loans at FVTPL
Bank		186,465	704,195	-	-	-	-	-	-	890,660
Corporations		1,189,190	-	-	-	-	-	-	-	1,189,190
		1,375,655	704,195	-	-	-	-	-	-	2,079,850
Securities measured at FVTPL		38,782,201	973,716	163,658	28,062	11,507	20,740	104,853	205,109	40,289,846
Securities at FVOCI		34,667,702	1,209,756	21,749	197,234	46,417	392,668	616,143	525,977	37,677,646
Securities at amortized cost		26,053,245	1,048,909	-	68,594	-	360,953	34,923	911,512	28,478,136
	~~W~~	382,242,456	9,224,369	761,975	7,707,180	478,817	4,875,259	8,141,055	9,435,235	422,866,346

(*) The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2019 and 2018 are as follows:

		2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	-	-	-	-	-	489,182	-	12,950,561
Retail		-	-	-	-	-	-	-	152,840,826	152,840,826
Government		19,342,308	-	-	2,295	-	-	116,964	-	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	-	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264
		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837
Due from banks and loans at FVTPL:
Banks		897,525	-	-	-	-	-	-	-	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	-	2,154,821
		2,198,591	505,198	120,636	7,872	3,500	900	215,649	-	3,052,346
Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	-	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	-	58,573,094
Securities at amortized cost		9,930,409	49,876	-	884,072	1,076,086	-	33,641,622	-	45,582,065
	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

(*) The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

viiii) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2019 and 2018 are as follows:

		2018
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	-	300	-	-	354,198	-	17,935,816
Retail		-	-	-	-	-	-	-	136,499,558	136,499,558
Government		6,385,776	-	-	2,795	-	-	128,644	-	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287
		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868
Due from banks and loans at FVTPL:
Banks		870,656	-	-	20,004	-	-	-	-	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	-	1,189,190
		1,425,488	213,715	209,631	22,597	1,621	900	205,898	-	2,079,850
Securities at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	-	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	-	12,280,901	-	37,677,646
Securities at amortized cost		6,634,975	99,437	-	775,580	595,334	-	20,372,810	-	28,478,136
	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

(*) The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to fluctuations in market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks.  A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risks within a certain level. To that end, the Group sets and operates the VaR limit, investment limit, position limit, sensitivity limit, and loss limit from portfolio to individual desks. These limits are managed daily by the Risk Management Department independent of Operation Department. Trading position refers to securities, foreign exchange position and derivative financial instruments held for the purpose of short-term trading profit. VaR is the representative method for measuring market risk and is a statistical measure of maximum potential loss that can be caused by changes in market conditions. VaR calculates the market risk amount of the standard method by using TRMS, and Shinhan Bank and Shinhan Investment Corp. use own internal model of market risk calculation system.

The Group conducts stress test to supplement risk measurements by statistical method and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details.  In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Managements (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2019 and 2018 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

		2019
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	508,039	527,349	479,121	504,948
Stock price		191,019	210,589	162,595	210,589
Foreign exchange		143,317	151,779	138,543	139,562
Commodity		7,691	10,558	4,953	10,558
Option volatility		57,972	74,892	39,591	67,160
	~~W~~	908,038	975,167	824,803	932,817

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	425,235	453,644	403,195	453,644
Stock price		201,408	227,167	143,238	143,238
Foreign exchange		143,202	174,702	124,292	139,617
Commodity		6,250	9,026	4,501	6,343
Option volatility		34,334	56,834	22,045	56,834
	~~W~~	810,429	921,373	697,271	799,676

i-3) Shinhan Bank

The analyses of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	21,208	32,430	12,709	28,313
Stock price		18,136	49,424	8,171	15,386
Foreign exchange(*)		24,727	29,085	22,259	25,910
Option volatility		161	325	60	212
Commodity		15	104	-	10
Portfolio diversification					(21,879)
	~~W~~	47,925	81,553	31,482	47,952

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-3) Shinhan Bank (continued)

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	22,559	29,748	16,194	18,797
Stock price		12,118	25,701	1,976	22,212
Foreign exchange(*)		39,282	45,738	34,162	34,294
Option volatility		131	511	30	261
Commodity		17	61	-	24
Portfolio diversification					(21,298)
	~~W~~	43,957	57,462	38,026	54,290

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2019, and 2018, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2019
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,417	2,000	1,000	2,000

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,257	1,972	768	1,269

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	13,725	20,857	5,671	11,946
Stock price		31,330	74,421	15,449	25,691
Foreign exchange		4,107	37,970	368	4,369
Option volatility		9,889	31,711	2,504	9,876
Portfolio diversification					(15,150)
	~~W~~	38,262	85,597	5,780	36,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-5) Shinhan Investment (continued)

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	7,563	14,314	3,656	7,321
Stock price		64,107	103,846	6,202	43,748
Foreign exchange		5,992	13,798	154	154
Option volatility		9,200	31,810	2,195	31,810
Portfolio diversification					(1,375)
	~~W~~	74,821	128,261	11,174	81,658

i-6) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the year ended December 31, 2019 and 2018 are as follows:

		2019
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,853	8,856	313	600
Stock price		5,015	6,520	4,374	4,978
Foreign exchange		1,581	3,434	3	2,050
Option volatility		316	632	124	472
	~~W~~	8,765	19,442	4,814	8,100

		2018
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	2,994	6,410	260	293
Stock price		4,084	4,933	2,030	4,793
Foreign exchange		1,111	2,825	40	352
Option volatility		824	4,916	89	106
	~~W~~	9,013	19,084	2,419	5,544

i-6) Orange Life Insurance Co., Ltd.

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Orange Life Insurance as of and for the year ended December 31, 2019 are as follows:

		2019
		Average	Maximum	Minimum	December 31
Foreign exchange	~~W~~	18,578	23,614	12,577	16,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. Through the interest rate risk management, changes in net interest income or net asset value arising from interest rate fluctuations are anticipated by early forecasting changes in interest rate risks related to net interest income and net asset value.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates. The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR.

The Basel III-based IRRBB measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ Steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock.  By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario was applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiate by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

Non-trading positions for interest rate VaR and EaR as of December 31, 2019 and 2018 are as follows:

ii-3) Shinhan Bank

		2019	2018
△EVE (*1)	~~W~~	369,944	930,461
△NII (*2)		161,385	405,501

ii-4) Shinhan Card

		2019	2018
△EVE (*1)	~~W~~	696,505	773,293
△NII (*2)		554,499	501,272

ii-5) Shinhan Investment

		2019	2018
△EVE (*1)	~~W~~	77,436	82,568
△NII (*2)		127,476	72,906

ii-6) Shinhan Life Insurance

		2019	2018
△EVE (*1)	~~W~~	4,831,042	5,268,879
△NII (*2)		77,000	67,638

ii-7) Orange Life Insurance Co., Ltd.

		2019
△EVE (*1)	~~W~~	2,800,603
△NII (*2)		46,372

(*1) △EVE is the economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 are as follows:

		2019
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,235,225	1,532,661	354,686	1,714,524	1,715,443	9,552,539
Due from banks at FVTPL		719,812	-	-	-	-	719,812
Loan receivables measured at FVTPL		479,950	-	7,872	-	-	487,822
Loan at amortized cost		18,275,153	8,256,756	955,836	3,350,557	7,960,731	38,799,033
Securities at FVTPL		5,391,450	32,565	303,917	-	357,018	6,084,950
Derivative assets		342,120	1,403	16,922	391	80,506	441,342
Securities at FVOCI		4,775,714	83,713	337,573	436,236	917,335	6,550,571
Securities at amortized cost		1,392,901	183,133	67,080	40,769	1,482,574	3,166,457
Other financial assets		3,176,509	136,419	171,080	380,955	462,734	4,327,697
	~~W~~	38,788,834	10,226,650	2,214,966	5,923,432	12,976,341	70,130,223

Liabilities:
Deposits	~~W~~	14,658,624	9,057,393	843,946	4,426,507	6,906,741	35,893,211
Financial liabilities at FVTPL		-	-	-	-	474,080	474,080
Derivative liabilities		320,176	6,466	20,833	1,163	15,564	364,202
Borrowings		8,938,762	347,881	190,366	407,767	139,658	10,024,434
Debt securities issued		7,882,293	319,041	960,890	-	1,526,661	10,688,885
Financial liabilities designated at FVTPL		1,444,254	-	-	-	-	1,444,254
Other financial liabilities		4,391,046	155,736	125,172	567,860	978,153	6,217,967
	~~W~~	37,635,155	9,886,517	2,141,207	5,403,297	10,040,857	65,107,033

Net assets	~~W~~	1,153,679	340,133	73,759	520,135	2,935,484	5,023,190
Off-balance derivative exposure		(1,335,794)	(160,734)	273,571	(114,015)	(844,534)	(2,181,506)
Net position	~~W~~	(182,115)	179,399	347,330	406,120	2,090,950	2,841,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 are as follows (continued):

		2018
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,797,714	1,216,221	259,631	1,595,799	1,654,668	9,524,033
Due from banks at FVTPL		704,195	-	-	-	-	704,195
Loan receivables measured at FVTPL		347,966	3,430	4,127	-	-	355,523
Loan at amortized cost		16,301,367	6,862,146	1,275,174	3,496,937	5,934,670	33,870,294
Securities at FVTPL		3,812,541	998	81,300	-	313,750	4,208,589
Derivative assets		133,197	285	2,299	406	11,875	148,062
Securities at FVOCI		3,209,293	125,512	-	357,682	728,456	4,420,943
Securities at amortized cost		1,405,775	128,512	-	34,955	1,175,733	2,744,975
Other financial assets		2,958,609	135,984	70,321	456,405	357,856	3,979,175
	~~W~~	33,670,657	8,473,088	1,692,852	5,942,184	10,177,008	59,955,789

Liabilities:
Deposits	~~W~~	13,333,500	7,217,318	727,291	4,565,067	5,232,529	31,075,705
Financial liabilities at FVTPL		4,389	-	-	-	458,934	463,323
Derivative liabilities		172,556	-	1,914	2,089	4,892	181,451
Borrowings		6,287,797	446,102	280,949	395,719	173,731	7,584,298
Debt securities issued		6,168,615	317,125	293,708	-	1,715,780	8,495,228
Financial liabilities designated at FVTPL		1,168,024	-	-	-	-	1,168,024
Other financial liabilities		2,684,717	192,161	125,434	573,544	548,754	4,124,610
	~~W~~	29,819,598	8,172,706	1,429,296	5,536,419	8,134,620	53,092,639

Net assets	~~W~~	3,851,059	300,382	263,556	405,765	2,042,388	6,863,150
Off-balance derivative exposure		(2,056,586)	(157,445)	(217,232)	(34,986)	(164,797)	(2,631,046)
Net position	~~W~~	1,794,473	142,937	46,324	370,779	1,877,591	4,232,104

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

-	raise funding in sufficient amounts, at the optimal time at reasonable costs;
-	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
-	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
-	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;
-	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
-

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months.  In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2019 and 2018 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,543,400	1,039,822	421,453	1,145,323	50,070	249,503	28,449,571
Due from banks at fair value through profit or loss		130,780	150,217	594,643	21,885	-	-	897,525
Loans at fair value through profit or loss		29,961	783,429	12,638	142,756	773,305	488,326	2,230,415
Loans at amortized cost		28,857,297	36,706,993	46,672,732	74,931,639	103,334,861	70,169,035	360,672,557
Securities at fair value through profit or loss		39,736,655	1,852,680	728,518	1,120,791	2,716,677	3,774,694	49,930,015
Securities at fair value through other comprehensive income		57,317,802	-	-	40,145	30,195	2,111,220	59,499,362
Securities at amortized cost		1,214,108	2,015,590	1,704,574	2,098,374	17,491,024	32,951,459	57,475,129
Other financial assets		13,291,239	122,258	122,893	562,793	249,166	3,122,107	17,470,456
	~~W~~	166,121,242	42,670,989	50,257,451	80,063,706	124,645,298	112,866,344	576,625,030

Liabilities:
Deposits(*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at fair value through profit or loss		1,558,186	1,096	12,095	17,997	48,609	-	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at fair value through profit or loss		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242
	~~W~~	196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265
Off balance(*3):
Finance guarantee contracts	~~W~~	4,698,558	-	-	-	-	-	4,698,558
Loan commitments and other		178,516,047	-	-	-	-	-	178,516,047
	~~W~~	183,214,605	-	-	-	-	-	183,214,605

Derivatives:
Net and gross settlement of derivatives	~~W~~	407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	14,451,366	796,510	905,259	1,196,790	1,526	57,259	17,408,710
Due from banks at fair value through profit or loss		115,476	131,712	518,109	105,359	6,053	-	876,709
Loans at fair value through profit or loss		290,724	388,218	42,550	201,591	257,873	48,982	1,229,938
Loans at amortized cost		34,025,588	34,254,065	45,151,571	68,239,781	87,760,434	66,889,553	336,320,992
Securities at fair value through profit or loss		36,043,891	41,287	35,677	403,849	1,572,268	3,351,681	41,448,653
Securities at fair value through other comprehensive income		37,519,813	12,093	5,145	20,291	255,091	507,920	38,320,353
Securities at amortized cost		505,417	1,378,525	481,193	2,270,447	15,067,164	16,896,833	36,599,579
Other financial assets		15,130,599	5,629	19,173	433,060	92,753	1,215,953	16,897,167
	~~W~~	138,082,874	37,008,039	47,158,677	72,871,168	105,013,162	88,968,181	489,102,101

Liabilities:
Deposits(*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at fair value through profit or loss		1,402,726	193	53	10,403	10,124	-	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at fair value through profit or loss		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280
	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283
Off balance(*3):
Finance guarantee contracts	~~W~~	4,413,874	-	-	-	-	-	4,413,874
Loan commitments and other		166,498,542	-	-	-	-	-	166,498,542
	~~W~~	170,912,416	-	-	-	-	-	170,912,416

Derivatives:
Net and gross settlement of derivatives	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~116,282,706 million and ~~W~~106,160,833 million as of December 31, 2019 and 2018 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2019 and 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	66,870	830,655	897,525
Loan receivables measured at FVTPL		-	686,446	1,468,375	2,154,821
Financial assets at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold deposits		111,715	-	-	111,715
Derivative assets:
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		-	240,430	2,776	243,206
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	-	624,852	807,959
	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	-	-	1,164,697
Gold deposits		467,760	-	-	467,760
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		-	112,258	189,750	302,008
	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	57,236	813,420	870,656
Loan receivables measured at FVTPL		-	891,636	317,558	1,209,194
Financial assets at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	-	-	154,881
Derivative assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		-	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	-	500,659	636,525
	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	961,372	-	-	961,372
Gold deposits		458,934	-	-	458,934
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	1,702,063	6,833,737	8,535,800
Derivative liabilities:
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		-	232,102	361,120	593,222
	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-2) Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2018 are as follows :

		2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	-
		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	-	2,221
Issue		-	-	(8,821,680)	-
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		-	(7,286)	-	-
Transfer to level3(*2)		162,906	-	-	248
Transfer from level3(*2)		(27,075)	-	-	(34)
Business combination (Note 47)		707,891	-	-	-
Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-2) Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	5,831,369	152,091	621,207	(7,273,754)	(250,662)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		359,160	3,390	4,692	10,090	(128,816)
Recognized in other comprehensive income (loss) for the year		-	-	29,388	235	-
		359,160	3,390	34,080	10,325	(128,816)
Purchase		2,143,853	-	2,510	-	2,236
Issue		-	-	-	(7,127,670)	-
Settlement		(1,212,202)	(155,481)	(107,292)	7,557,362	(148,987)
Transfer to level3(*2)		1,370	-	-	-	6
Transfer from level3(*2)		(985)	-	-	-	-
Ending balance	~~W~~	7,122,565	-	550,505	(6,833,737)	(526,223)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2018 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	544,849	23,912
Net gain on financial assets designated at fair value through profit or loss		(826,594)	(66,113)
Net gain on securities at fair value through other comprehensive income		1,461	1,191
Other operating expenses		108,221	109,547
	~~W~~	(172,063)	68,537

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-2) Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	179,658	(14,586)
Net gain on financial assets designated at fair value through profit or loss		10,090	392,096
Net gain on securities at fair value through other comprehensive income		2,575	-
Reversal of (provision for) allowance for credit loss		17	(28)
Other operating expenses		56,176	57,317
	~~W~~	248,516	434,799

(*2) Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2019 and 2018 are as follows:

	2019
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	33,898,899	Discount rate, interest rate, stock price and price of underlying assets such as stocks, bonds, etc.
Equity securities	NAV		195,395
			34,094,294
Derivative assets
Trading	Option model, DCF		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			240,430
			2,328,737
Securities at fair value through other comprehensive income	DCF, NAV		41,645,124	Discount rate, growth rate and price of underlying assets such as stock, bonds, etc.
		~~W~~	78,068,155
Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF	~~W~~	897,967	Discount rate
Derivative liabilities
Trading	Option model, DCF		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			112,258
			1,947,188
		~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2019 and 2018 are as follows (continued):

	2018
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	30,501,301	Discount rate
Equity securities	NAV		143,139	Price of underlying assets
			30,644,440
Derivative assets
Trading	Option model, DCF		1,548,769	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			61,706
			1,610,475
Securities at fair value through other comprehensive income	DCF		27,095,555	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		~~W~~	59,350,470
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	~~W~~	1,702,063	Discount rate
Derivative liabilities
Trading	Option model DCF		1,444,545	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			232,102
			1,676,647
		~~W~~	3,378,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2019 and 2018 are as follows:

	2019
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	11,250,428	The volatility of the underlying asset Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%
			11,762,259
Derivative assets
Equity and foreign exchange related	Option model(*1)		145,011	The volatility of the underlying asset Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model(*1)		30,983	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model(*1)		288,832	The volatility of the underlying asset Correlations	0.00%~39.00% 0.00%~93.00%
			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF		35,266	Discount rate Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852
			660,118
		~~W~~	12,887,203
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,511,489	The volatility of the underlying asset Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		30,412	The volatility of the underlying asset Correlations	0.00%~140.00% 0.00%~78.00%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2019 and 2018 are as follows (continued):

	2019
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Interest rates related	Option model(*1)	~~W~~	213,170	The volatility of the underlying asset Regression coefficient Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model(*1)		65,388	The volatility of the underlying asset Correlations	0.00%~109.00% -46.00%~93.00%
			308,970
		~~W~~	8,820,459

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2019 and 2018 are as follows (continued):

	2018
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	6,628,747	The volatility of the underlying asset Correlations	16.39%~42.56% 1.26%~39.45% 0.00%
Equity securities	DCF, NAV		493,818	The volatility of the underlying asset Correlations	5.80%~41.00% 0.00%~74.00%
			7,122,565
Derivative assets
Equity and foreign exchange related	Option model(*1)		43,183	The volatility of the underlying asset Correlations	2.20%~38.00% 12.00%~82.00%
Interest rates related	Option model(*1)		44,848	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 0.42%~1.65% 44.93%~91.00%
Credit and commodity related	Option model(*1)		32,832	The volatility of the underlying asset Correlations	1.00%~33.00% 33.00%~67.00%
			120,863

Securities at fair value through other comprehensive income
Debt securities	DCF		49,846	Discount rate Growth rate	8.43%~17.40% 0.00%~3.00%
Equity securities	NAV		500,659
			550,505
		~~W~~	7,793,933
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,833,737	The volatility of the underlying asset Correlations	0.00%~107.00% -42.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		199,504	The volatility of the underlying asset Correlations	2.20%~98.00% -3.00%~82.00%
Interest rates related	Option model(*1)		374,976	The volatility of the underlying asset Regression coefficient Correlations	0.00%~33.00% 0.42%~2.77% 28.15%~91.00%
Credit and commodity related	Option model(*1)		72,605	The volatility of the underlying asset Correlations	1.00%~107.00% -20.00%~93.00%
			647,085
		~~W~~	7,480,822

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity analysis for fair value measurements in Level 3

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2019 and 2018.

		2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)
		68,900	(45,802)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)
	~~W~~	105,158	(67,985)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)
	~~W~~	72,054	(75,829)

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)
		73,875	(47,863)
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)
	~~W~~	97,760	(65,094)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)
	~~W~~	216,150	(219,428)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	25,840,858	25,852,497	14,731,395	14,731,327

Loans measured at amortized cost
Retails		134,510,282	135,620,862	125,265,676	126,266,820
Corporations		159,560,873	160,818,205	146,302,462	147,420,557
Public and other funding loans		3,427,855	3,446,485	2,868,154	2,891,202
Loans between banks		2,629,999	2,644,603	3,579,169	3,580,576
Credit card		23,115,970	23,489,180	21,594,011	21,930,174

Securities measured at amortized cost
Government bonds		30,385,084	32,242,339	18,000,454	18,974,413
Financial institution bonds		4,770,204	4,882,081	2,171,623	2,195,425
Debentures		10,426,777	10,878,059	8,306,059	8,506,853
Other financial assets		17,477,778	17,493,331	16,837,141	16,859,986
	~~W~~	412,145,680	417,367,642	359,656,144	363,357,333
Deposit liabilities:
Demand deposits	~~W~~	116,282,707	116,282,707	106,160,834	106,160,834
Time deposits		158,427,447	158,478,949	139,644,763	139,580,314
Certificate of deposit		9,707,791	9,714,806	9,247,088	9,298,457
Issued bill deposit		4,579,587	4,579,425	4,087,530	4,087,338
CMA deposits		3,987,372	3,987,372	4,084,709	4,084,709
Other		1,889,352	1,889,700	1,775,266	1,775,276

Borrowing debts:
Call-money		712,247	712,247	1,425,162	1,425,162
Bills sold		19,070	19,035	14,536	14,506
Bonds sold under repurchase agreements		9,089,736	9,089,736	7,614,659	7,614,659
Borrowings		25,042,103	25,205,292	20,764,185	20,844,318

Debts:
Borrowings in won		64,717,212	65,322,413	54,769,670	55,240,467
Borrowings in foreign currency		10,646,152	10,783,027	8,458,029	8,265,842
Other financial liabilities		28,231,911	27,949,306	20,545,181	20,233,920
	~~W~~	433,332,687	434,014,015	378,591,612	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2019 and 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497

Loans measured at amortized cost
Retails		-	-	135,620,862	135,620,862
Corporations		108	-	160,818,097	160,818,205
Public and other funding loans		-	-	3,446,485	3,446,485
Loans between banks		-	960,827	1,683,776	2,644,603
Credit card		-	-	23,489,180	23,489,180

Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	-	32,242,339
Financial institution bonds		2,252,484	2,629,597	-	4,882,081
Debentures		-	10,792,000	86,059	10,878,059

Other financial assets		526,813	10,813,821	6,152,697	17,493,331
	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		-	-	158,478,949	158,478,949
Certificate of deposit		-	-	9,714,806	9,714,806
Issued bill deposit		-	-	4,579,425	4,579,425
CMA deposits		-	3,987,372	-	3,987,372
Other		1,747,509	-	142,191	1,889,700

Borrowing debts:
Call-money		174,000	538,247	-	712,247
Bills sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	-	2,355,574	9,089,736
Borrowings		-	-	25,205,292	25,205,292

Debts:
Borrowings in won		-	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		-	7,535,065	3,247,962	10,783,027
Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306
	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,364,995	10,587,086	779,246	14,731,327

Loans measured at amortized cost
Retails		-	-	126,266,820	126,266,820
Corporations		-	-	147,420,557	147,420,557
Public and other funding loans		-	-	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		-	-	21,930,174	21,930,174

Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	-	18,974,413
Financial institution bonds		719,925	1,475,500	-	2,195,425
Debentures		-	8,423,809	83,044	8,506,853

Other financial assets		74,625	11,606,369	5,178,992	16,859,986
	~~W~~	12,047,270	45,678,235	305,631,828	363,357,333
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		-	-	139,580,314	139,580,314
Certificate of deposit		-	-	9,298,457	9,298,457
Issued bill deposit		-	-	4,087,338	4,087,338
CMA deposits		-	4,084,709	-	4,084,709
Other		1,665,090	-	110,186	1,775,276

Borrowing debts:
Call-money		465,000	960,162	-	1,425,162
Bills sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	-	2,371,442	7,614,659
Borrowings		-	123,874	20,720,444	20,844,318

Debts:
Borrowings in won		-	36,335,879	18,904,588	55,240,467
Borrowings in foreign currency		-	5,558,527	2,707,315	8,265,842
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920
	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2019 and 2018 are as follows:

		2019
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	22,149,706	DCF	Discount rate
Loans measured at amortized cost		960,827	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,139,116	DCF	Discount rate
Other financial assets		10,813,821	DCF	Discount rate
		59,063,470

Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost		569,366	DCF	Discount rate
Loans measured at amortized cost		325,058,400	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		86,059	DCF	Discount rate
Other financial assets		6,152,697	DCF	Discount rate
		331,866,522
	~~W~~	390,929,992

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	119,203,708	DCF	Discount rate
Borrowings		538,247	DCF	Discount rate
Debt securities issued		51,282,618	DCF	Discount rate
Other financial liabilities		7,932,723	DCF	Discount rate
		178,957,296

Financial instruments classified as level 3 :
Liabilities
Deposits		172,927,779	DCF	Discount rate
Borrowings		27,579,901	DCF	Discount rate
Debt securities issued		24,822,822	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		19,489,898	DCF	Discount rate
		244,820,400
	~~W~~	423,777,696

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2019 and 2018 are as follows:

		2018
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	10,587,086	DCF	Discount rate
Loans measured at amortized cost		2,498,193	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		20,986,587	DCF	Discount rate
Other financial assets		11,606,369	DCF	Discount rate
	~~W~~	45,678,235
Liabilities
Deposits	~~W~~	109,083,014	DCF	Discount rate
Borrowings		1,084,036	DCF	Discount rate
Debt securities issued		41,894,406	DCF	Discount rate
Other financial liabilities		6,630,725	DCF	Discount rate
	~~W~~	158,692,181

Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost	~~W~~	779,246	DCF	Discount rate
Loans measured at amortized cost		299,590,546	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		83,044	DCF	Discount rate
Other financial assets		5,178,992	DCF
	~~W~~	305,631,828
Liabilities
Deposits	~~W~~	153,102,214	DCF	Discount rate
Borrowings		23,106,392	DCF	Discount rate
Debt securities issued		21,611,903	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		13,528,557	DCF	Discount rate
	~~W~~	211,349,066

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

ⅲ) Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2019 and 2018

		2019	2018
Beginning balance	~~W~~	(126,111)	(137,393)
Deferral on new transactions		(178,223)	(91,625)
Recognized in profit for the year		131,475	102,907
Ending balance	~~W~~	(172,859)	(126,111)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2019 and 2018 are as follows:

		2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,423,744	-	28,423,744
Due from banks at fair value through profit or loss		897,525	-	-	-	897,525
Securities at fair value through profit or loss		50,110,797	-	-	-	50,110,797
Derivatives assets		2,586,068	-	-	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	-	-	-	2,154,821
Loans at amortized cost		-	-	323,244,979	-	323,244,979
Securities at fair value through other comprehensive income		-	59,381,053	-	-	59,381,053
Securities at amortized cost		-	-	45,582,065	-	45,582,065
Other		-	-	17,477,778	-	17,477,778
	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2019 and 2018 are as follows:

		2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	294,874,256	-	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	-	-	-	1,632,457
Financial liabilities designated at FVTPL		-	9,409,456	-	-	9,409,456
Derivatives liabilities		2,001,004	-	-	302,008	2,303,012
Borrowings		-	-	34,863,156	-	34,863,156
Debt securities issued		-	-	75,363,364	-	75,363,364
Other		-	-	28,231,911	-	28,231,911
	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2019 and 2018 are as follows:

		2018
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	17,348,626	-	17,348,626
Due from banks at fair value through profit or loss		870,656	-	-	-	870,656
Securities at fair value through profit or loss		41,454,916	-	-	-	41,454,916
Derivatives		1,727,321	-	-	66,292	1,793,613
Loans at fair value through profit or loss		1,209,194	-	-	-	1,209,194
Loans at amortized cost		-	-	299,609,472	-	299,609,472
Securities at fair value through other comprehensive income		-	38,314,170	-	-	38,314,170
Securities at amortized cost		-	-	28,478,136	-	28,478,136
Other		-	-	16,837,141	-	16,837,141
	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	265,000,190	-	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	-	-	-	1,420,306
Financial liabilities designated at FVTPL		-	8,535,800	-	-	8,535,800
Derivatives		1,846,669	-	-	593,223	2,439,892
Borrowings		-	-	29,818,542	-	29,818,542
Debt securities issued		-	-	63,227,699	-	63,227,699
Other		-	-	20,545,181	-	20,545,181
	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

① Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold on the condition that the Group repurchases at a fixed price as of December 31, 2019 and 2018:

		2019	2018
Transferred asset:
Securities at FVTPL	~~W~~	7,924,953	6,711,060
Securities at FVOCI		1,867,470	688,593
Securities at amortized cost		818,470	156,066
	~~W~~	10,610,893	7,555,719
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	8,717,336	7,167,364

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Thus, the Group continues to recognize all of the securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2019 and 2018 are as follows:

		2019	2018	Borrowers
Government bonds	~~W~~	3,951,869	1,216,381	Korea Securities Finance Corp., Korea Securities Depository, Sumitomo Mitsui Banking Corp and etc.
Financial institutions bonds		460,052	409,831	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		30,242	6,029	Mirae Asset Daewoo Securities Co., Ltd, and etc.
	~~W~~	4,442,163	1,632,241

ii) Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2019, and 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018 are as follows:

		2019
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	2,694,236	-	2,694,236	8,090,372	263,541	1,645,802
Other financial instruments(*1)		8,624,844	1,319,365	7,305,479
Bonds purchased under repurchase agreements(*2)		11,828,135	-	11,828,135	11,051,075	-	777,060
Securities loaned(*2)		1,927,674	-	1,927,674	1,927,674	-	-
Domestic exchange settlement debit(*3)		31,814,310	27,008,189	4,806,121	526,653	-	4,279,468
Receivables from disposal of securities(*4)		25,808	1,134	24,674	-	-	24,674
Insurance receivables		10,353	-	10,353	8,008	-	2,345
	~~W~~	56,925,360	28,328,688	28,596,672	21,603,782	263,541	6,729,349
Liabilities:
Derivatives(*1)	~~W~~	12,803,450	-	12,803,450	8,279,924	11,693	10,704,107
Other financial instruments(*1)		7,511,639	1,319,365	6,192,274
Bonds purchased under repurchase agreements(*2)		8,717,336	-	8,717,336	8,717,336	-	-
Securities borrowed(*2)		1,135,614	-	1,135,614	1,135,614	-	-
Domestic exchange settlement pending(*3)		28,936,661	27,008,189	1,928,472	1,857,152	-	71,320
Payable from purchase of securities(*4)		1,607	1,134	473	473	-	-
Insurance payables		8,202	-	8,202	8,008	-	194
	~~W~~	59,114,509	28,328,688	30,785,821	19,998,507	11,693	10,775,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018 are as follows:

		2018
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	1,730,828	-	1,730,828	6,746,640	26,638	1,165,276
Other financial instruments(*1)		7,476,505	1,268,779	6,207,726
Bonds purchased under repurchase agreements(*2)		12,945,380	-	12,945,380	12,557,025	-	388,355
Securities loaned(*2)		1,827,066	-	1,827,066	1,246,157	-	580,909
Domestic exchange settlement debit(*3)		32,647,367	26,502,611	6,144,756	74,552	-	6,070,204
Receivables from disposal of securities(*4)		22,906	519	22,387	-	-	22,387
Insurance receivables		8,014	-	8,014	4,872	-	3,142
	~~W~~	56,658,066	27,771,909	28,886,157	20,629,246	26,638	8,230,273
Liabilities:
Derivatives(*1)	~~W~~	11,858,108	-	11,858,108	7,850,210	-	9,334,098
Other financial instruments(*1)		6,594,979	1,268,779	5,326,200
Bonds purchased under repurchase agreements(*2)		7,170,744	-	7,170,744	7,170,744	-	-
Securities borrowed(*2)		746,521	-	746,521	746,521	-	-
Domestic exchange settlement pending(*3)		27,647,185	26,502,611	1,144,574	1,090,808	-	53,766
Payable from purchase of securities(*4)		552	519	33	33	-	-
Insurance payables		4,984	-	4,984	4,871	-	113
	~~W~~	54,023,073	27,771,909	26,251,164	16,863,187	-	9,387,977

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

4.  Financial risk management (continued)

(i) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards.  “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2019 and 2018 are as follows:

		2019	2018
Capital :
Tier I common equity capital	~~W~~	28,559,267	28,696,267
Additional tier 1 capital		3,138,262	1,981,609
Tier I capital		31,697,529	30,677,876
Tier II capital		4,014,740	3,315,185
Total capital (A)	~~W~~	35,712,269	33,993,061

Total risk-weighted assets (B)	~~W~~	256,891,664	228,678,105

Capital adequacy ratio (A/B)		13.90%	14.87%
Tier I capital adequacy ratio		12.34%	13.42%
Common equity capital adequacy ratio		11.12%	12.55%

The Group complies with the capital adequacy criteria as shown in the table above (the minimum capital adequacy ratio of 8%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

5.  Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) was determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

5.  Significant estimates and judgments (continued)

(f) Hedging relationship

The Group expects a high risk hedging effect throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

6. Investment in subsidiaries

(a)  The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2019 and 2018 is as follows:

		2019			2018
Investees(*1)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	32,261,322	9,795,896	22,465,426	30,114,232	8,464,164	21,650,068
Shinhan Bank		392,723,044	366,629,929	26,093,115	348,523,615	324,331,076	24,192,539
Shinhan Card Co., Ltd.		32,917,910	26,769,044	6,148,866	29,429,455	23,427,988	6,001,467
Shinhan Investment Corp.		37,375,487	33,138,930	4,236,557	28,987,216	25,614,647	3,372,569
Shinhan Life Insurance Co., Ltd.		34,133,649	32,062,490	2,071,159	31,823,631	30,078,522	1,745,109
Orange Life Insurance Co., Ltd.		32,841,359	29,654,711	3,186,648	-	-	-
Shinhan Capital Co., Ltd.		7,566,428	6,612,519	953,909	6,116,585	5,368,265	748,320
Jeju Bank		6,192,927	5,695,223	497,704	5,980,941	5,507,949	472,992
Shinhan Credit Information Co., Ltd.		25,292	10,044	15,248	24,377	8,750	15,627
Shinhan Alternative Investment Management Inc.		87,694	75,665	12,029	102,079	92,194	9,885
Shinhan BNP Paribas Asset Management Co., Ltd.		184,203	19,678	164,525	173,964	14,841	159,123
SHC Management Co., Ltd.		9,639	-	9,639	9,755	198	9,557
Shinhan DS		89,141	67,954	21,187	43,095	23,118	19,977
Shinhan Savings Bank		1,602,902	1,418,317	184,585	1,454,290	1,291,012	163,278
Asia Trust Co., Ltd.		172,793	43,933	128,860	-	-	-
Shinhan AITAS Co., Ltd.		77,086	10,962	66,124	65,725	7,367	58,358
Shinhan REITs Management Co., Ltd.		45,832	5,619	40,213	36,298	3,496	32,802
Shinhan AI Co., Ltd.		42,402	1,674	40,728	-	-	-

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

6.  Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaires for the years ended December 31, 2019 and 2018 is as follows:

		2019			2018
Investees(*1)		Operating Operating Revenue	Net Income	Comprehensive Income	Operating Revenue	Net Income	Comprehensive Income
Shinhan Financial Group(separate)	~~W~~	1,480,030	1,129,173	1,127,202	1,519,197	1,234,883	1,234,044
Shinhan Bank		23,145,476	2,329,268	2,527,665	19,731,711	2,279,362	2,333,266
Shinhan Card Co., Ltd.		3,892,257	509,032	486,114	3,752,232	517,761	477,135
Shinhan Investment Corp.		6,139,926	220,764	225,963	5,279,567	251,268	269,058
Shinhan Life Insurance Co., Ltd.		5,413,175	123,870	326,783	5,633,679	131,021	150,997
Orange Life Insurance Co., Ltd.		4,662,085	271,455	433,510	-	-	-
Shinhan Capital Co., Ltd.		455,246	126,050	123,032	439,031	103,400	100,317
Jeju Bank		239,732	27,934	30,519	224,766	27,446	30,579
Shinhan Credit Information Co., Ltd.		38,648	507	658	37,616	1,392	985
Shinhan Alternative Investment Management Inc.		32,401	2,144	2,144	21,590	(780)	(780)
Shinhan BNP Paribas Asset Management Co., Ltd.		84,256	23,090	22,655	78,378	18,868	18,980
SHC Management Co., Ltd.		154	82	82	140	309	309
Shinhan DS		138,697	2,074	1,292	99,279	1,314	1,525
Shinhan Savings Bank		116,849	23,122	22,972	94,636	19,384	18,919
Asia Trust Co., Ltd.		54,920	18,098	18,128	-	-	-
Shinhan AITAS Co., Ltd.		51,823	10,821	10,821	44,729	8,461	8,461
Shinhan REITs Management Co., Ltd.		7,342	7,414	7,411	7,386	3,564	3,552
Shinhan AI Co., Ltd.		3,088	(654)	(654)	-	-	-

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

6.  Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

i) Change in consolidated subsidiaries for the year ended December 31, 2019 are as follows:

	Company	Description
Included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Shinhan Vietnam Finance Ltd.	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

ii) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
Included	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO,LTD	Newly invested subsidiary

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

7.  Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2019 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2019 and 2018:

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964
Net fees and commission income		950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519
Reversal of (provision for) allowance for credit loss (“ACL”)		(389,004)	(566,415)	1,325	(797)	(25,030)	(771)	(980,692)
General and administrative expenses		(3,177,158)	(745,848)	(511,418)	(443,013)	(335,090)	77,853	(5,134,674)
Other income (expense), net		(211,882)	(33,204)	(59,006)	(786,103)	129,272	244,056	(716,867)
Operating income		3,161,807	811,758	240,056	585,206	168,960	78,463	5,046,250
Equity method income (loss)		(764)	-	18,163	(1,296)	12,265	24,919	53,287
Income tax expense		718,650	205,863	68,311	187,608	73,213	15,479	1,269,124
Profit for the year	~~W~~	2,256,652	609,582	220,764	395,325	100,259	59,802	3,642,384
Controlling interest	~~W~~	2,256,576	609,350	220,850	395,325	100,259	(178,863)	3,403,497
Non-controlling interests		76	232	(86)	-	-	238,665	238,887

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089
Net fees and commission income		850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997
Reversal of (provision for) ACL		(250,134)	(466,447)	(9,226)	(13,400)	(10,238)	1,568	(747,877)
General and administrative expenses		(3,098,629)	(751,580)	(493,906)	(227,740)	(263,046)	93,326	(4,741,575)
Other income (expense), net		(163,104)	74,954	17,963	(409,151)	80,857	(131,739)	(530,220)
Operating income(loss) (expense)		3,046,592	873,070	332,870	181,231	102,019	(36,368)	4,499,414
Equity method income (loss)		(977)	-	15,228	(1,026)	6,909	(2,646)	17,488
Income tax expense		832,494	225,837	95,438	50,429	59,556	4,591	1,268,345
Profit for the year	~~W~~	2,195,263	629,307	251,268	131,021	49,168	(57,762)	3,198,265
Controlling interest	~~W~~	2,194,950	630,993	251,265	131,021	49,168	(100,675)	3,156,722
Non-controlling interests		313	(1,686)	3	-	-	42,913	41,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

7.  Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the years ended December 31, 2019 and 2018:

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers(*)	~~W~~	5,995,097	1,781,266	450,268	1,647,988	103,161	(239,816)	9,737,964
Internal transactions		(5,635)	(27,300)	7,584	(193)	24,403	1,141	-
	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964

(*) Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting .

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	5,714,568	1,602,849	423,156	762,978	76,538	-	8,580,089
Internal transactions		(6,755)	(19,749)	5,939	(1,236)	19,080	2,721	-
	~~W~~	5,707,813	1,583,100	429,095	761,742	95,618	2,721	8,580,089

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2019 and 2018:

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	1,157,020	254,139	361,526	175,171	192,663	-	2,140,519
Internal transactions		(206,631)	149,120	(10,223)	(7,847)	79,581	(4,000)	-
	~~W~~	950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	872,631	464,342	400,227	77,145	124,652	-	1,938,997
Internal transactions		(21,985)	(31,299)	(11,283)	(7,365)	74,176	(2,244)	-
	~~W~~	850,646	433,043	388,944	69,780	198,828	(2,244)	1,938,997

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

7.  Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2019 and 2018.

		2019	2018
Domestic	~~W~~	4,378,239	4,023,916
Overseas		668,011	475,498
	~~W~~	5,046,250	4,499,414

The following table provides information of non-current assets by geographical area as of December 31, 2019 and 2018.

		2019	2018
Domestic	~~W~~	9,816,600	7,597,266
Overseas		314,052	201,574
	~~W~~	10,130,652	7,798,840

(*) Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

8.  Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019	2018
Cash and cash equivalents	~~W~~	2,582,886	2,617,231
Deposits in won:
Reserve deposits		13,840,988	2,360,416
Time deposits		1,413,964	1,346,015
Other		1,890,541	2,271,812
		17,145,493	5,978,243
Deposits in foreign currency:
Deposits		5,616,049	5,045,513
Time deposits		2,393,885	2,791,486
Other		697,505	930,977
		8,707,439	8,767,976

Allowance for credit losses		(12,074)	(14,824)
	~~W~~	28,423,744	17,348,626

(b) Restricted due from banks at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019	2018
Deposits denominated in won:
Reserve deposits	~~W~~	13,840,988	2,360,416
Other		1,081,698	2,182,119
		14,922,686	4,542,535

Deposits denominated in foreign currency		1,584,239	1,632,971
	~~W~~	16,506,925	6,175,506

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

9.  Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2019 and 2018 are as follows:

		2019	2018
Debt instruments:
Governments	~~W~~	2,873,419	2,765,054
Financial institutions		12,711,074	9,415,470
Corporations		8,541,514	6,664,839
Stocks with put option		598,858	381,844
Equity investment with put option		1,458,933	1,080,723
Beneficiary certificates		10,678,620	9,062,004
Commercial papers		5,160,063	5,535,397
CMA		3,723,401	3,001,831
Others(*)		2,655,260	2,227,802
		48,401,142	40,134,964

Equity instruments:
Stocks		1,488,743	1,050,097
Equity investment		-	4,908
Others		109,197	110,066
		1,597,940	1,165,071
		49,999,082	41,300,035
Other:
Loans at fair value		2,154,821	1,209,194
Due from banks at fair value		897,525	870,656
Gold deposits		111,715	154,881
	~~W~~	53,163,143	43,534,766

(*) As of December 31, 2019 and 2018, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~1,103,050 million and 1,040,180 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

9.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of December 31, 2019 and 2018 are as follows.

		2019	2018

Due from banks at fair value through profit or loss	~~W~~	897,525	870,656
Securities at fair value through profit or loss		5,139,380	3,160,525
	~~W~~	6,036,905	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Profit or loss		Other comprehensive income
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	150,865	(74,586)	225,451	(50,042)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		65,627	43,493	22,134	(4,672)
	~~W~~	216,492	(31,093)	247,585	(54,714)

		2018
		Profit or loss		Other comprehensive income
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(77,179)	(4,425)	(72,754)	20,007
Net gain (loss) on disposal of financial assets at fair value through profit or loss		4,310	6,498	(2,188)	602
	~~W~~	(72,869)	2,073	(74,942)	20,609

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives

(a) The notional amounts of derivatives as of December 31, 2019 and 2018 are as follows:

		2019	2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	137,383,704	139,804,552
Currency swaps		40,826,444	31,794,900
Currency options		2,758,801	1,939,939
		180,968,949	173,539,391
Exchange traded:
Currency futures		1,045,138	436,714
		182,014,087	173,976,105
Interest rates related:
Over the counter:
Interest rate swaps		37,801,528	31,228,489
Interest rate options		286,000	294,000
		38,087,528	31,522,489
Exchange traded:
Interest rate futures		2,455,450	1,739,697
Interest rate swaps(*)		65,868,540	56,862,374
		68,323,990	58,602,071
		106,411,518	90,124,560
Credit related:
Over the counter:
Credit swaps		5,404,257	3,840,660

Equity related:
Over the counter:
Equity swaps and forwards		4,255,831	5,134,004
Equity options		864,038	645,709
		5,119,869	5,779,713
Exchange traded:
Equity futures		876,220	630,409
Equity options		4,039,226	2,708,557
		4,915,446	3,338,966
		10,035,315	9,118,679
Commodity related:
Over the counter:
Commodity swaps and forwards		758,533	890,289
Commodity options		-	4,780
		758,533	895,069
Exchange traded:
Commodity futures and options		344,329	245,751
		1,102,862	1,140,820
Hedge:
Currency forwards		1,869,518	1,522,306
Currency swaps		4,532,114	4,143,828
Interest rate swaps		10,091,632	10,147,731
		16,493,264	15,813,865

	~~W~~	321,461,303	294,014,689

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,360,384	1,056,760	912,795	870,984
Currency swaps		473,797	519,445	393,702	372,725
Currency options		9,007	9,430	7,637	12,273
		1,843,188	1,585,635	1,314,134	1,255,982
Exchange traded:
Currency futures		-	-	11	-
		1,843,188	1,585,635	1,314,145	1,255,982
Interest rates related:
Over the counter:
Interest rate swaps		260,020	247,723	251,251	172,019
Interest rate options		835	5,626	-	5,347
		260,855	253,349	251,251	177,366
Exchange traded:
Interest rate futures		697	595	412	1,569
		261,552	253,944	251,663	178,935
Credit related:
Over the counter:
Credit swaps		283,015	38,598	43,382	30,372

Equity related:
Over the counter:
Equity swap and forwards		144,276	39,422	51,243	205,611
Equity options		4,526	9,402	2,265	2,352
		148,802	48,824	53,508	207,963
Exchange traded:
Equity futures		4,318	6,417	15,937	778
Equity options		28,355	29,741	37,690	109,795
		32,673	36,158	53,627	110,573
		181,475	84,982	107,135	318,536
Commodity related:
Over the counter:
Commodity swaps and forwards		14,496	27,745	2,743	58,800
Commodity options		-	-	27	29
		14,496	27,745	2,770	58,829
Exchange traded:
Commodity futures		2,342	10,100	8,226	4,016
		16,838	37,845	10,996	62,845
Hedge:
Currency forwards		14,380	21,121	9,185	30,497
Currency swaps		74,240	48,396	21,976	79,492
Interest rate swaps		154,586	232,491	35,131	483,233
		243,206	302,008	66,292	593,222
	~~W~~	2,829,274	2,303,012	1,793,613	2,439,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Foreign currency related
Over the counter:
Currency forwards	~~W~~	174,340	41,188
Currency swaps		(24,827)	(34,444)
Currency options		4,056	8,247
		153,569	14,991
Exchange traded:
Currency futures		-	11
		153,569	15,002
Interest rates related
Over the counter:
Interest rate swaps		(75,349)	86,675
Interest rate options		(1,938)	(1,459)
		(77,287)	85,216
Exchange traded:
Interest rate futures		1,008	(2,512)
		(76,279)	82,704
Credit related
Over the counter:
Credit swaps		213,754	(18,396)

Equity related
Over the counter:
Equity swap and forwards		46,770	(271,457)
Equity options		(841)	4,326
		45,929	(267,131)
Exchange traded:
Equity futures		(2,275)	15,159
Equity options		58,721	(44,163)
		56,446	(29,004)
		102,375	(296,135)
Commodity related
Over the counter:
Commodity swaps and forwards		3,191	(79,296)
Commodity options		29	33
		3,220	(79,263)
Exchange traded:
Commodity futures		(7,759)	4,209
		(4,539)	(75,054)

Hedge		332,778	78,892
	~~W~~	721,658	(212,987)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements

i) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps(*1)	~~W~~	(370,787)	377,121	6,334
Foreign exchange risk(*1)		13,725	(18,786)	(5,061)
	~~W~~	(357,062)	358,335	1,273

		2018
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges
Interest rate swaps(*1)	~~W~~	(76,573)	79,635	3,062
Foreign exchange risk(*1)		55,188	(60,380)	(5,192)
	~~W~~	(21,385)	19,255	(2,130)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.

(*2) Ineffective portion of hedge: the difference between hedging instruments and hedged items.

		2019
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk(*1)	~~W~~	(11,126)	-	-
Foreign exchange risk(*1)		52,932	(25,709)	(57,870)
Discontinuation of cash flow hedges		(7,986)	-	7,986
Hedge of net investments
Foreign exchange risk(*1)		(49,463)	(2,327)	-
	~~W~~	(15,643)	(28,036)	(49,884)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows (continued):

		2018
		Gains on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk(*1)	~~W~~	(23,186)	-	-
Foreign exchange risk(*1)		65,386	(5,188)	70,051
Hedge of net investments
Foreign exchange risk(*1)		(35,879)	(3,765)	-
	~~W~~	6,321	(8,953))	70,051

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets

/ liabilities, currency forwards assets / liabilities and borrowings.

(*2) Ineffective portion of hedge: The difference between hedging instruments and hedged items.

(e) Nominal values and average hedge ratio for derivatives as of December 31, 2019 and December 31, 2018 were as follows:

		2019
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

		2018
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	190,000	737,632	723,177	707,254	1,305,584	6,484,084	10,147,731
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		2,731,517	1,958,746	827,158	1,038,935	302,423	-	6,858,779
Average hedge ratio:		100%	100%	100%	100%	100%	-	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(f) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

		2019
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,371,632	154,586	210,079	-
Currency swap		-	-	248	(1,813)
Currency forward		261,486	776	1,358	(582)

Cash flow hedge
Interest rate swap		720,000	-	22,412	(11,126)
Currency swap		4,532,114	74,240	48,148	(29,829)
Currency forward		1,376,472	11,854	19,763	(4,426)

Hedge of net investments in foreign operations
Currency forward		231,560	1,750	-	(4,036)
Borrowings		1,182,835	-	1,177,897	(47,755)

		2018
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,377,731	35,093	467,381	55,244
Currency swap		33,543	433	-	(1,502)

Cash flow hedge
Interest rate swap		770,000	38	15,853	(23,186)
Currency swap		4,110,285	21,543	79,492	(54)
Currency forward		1,298,686	3,191	24,925	(33,460)

Hedge of net investments in foreign operations
Currency forward		223,620	5,994	5,572	(3,261)
Borrowings		1,192,645	-	1,186,792	(36,383)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

10.  Derivatives (continued)

(f) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

		2019
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Foreign exchange risk	~~W~~	432,172	8,859,022	4,846	(56,292)	(308,463)	-	-
		306,638	-	-	-	1,671	-	-

Cash flow hedge
Interest rate risk		645,723	1,740,000	-	-	(11,126)	80,674	-
Foreign exchange risk		4,116,068	3,035,423	-	-	115,867	(11,188)	-

Hedge of net investments in foreign operations
Foreign exchange risk		-	-	-	-	(49,463)	-	(88,953)

		2018
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk Foreign exchange risk	~~W~~	293,215	8,873,059	(2,832)	(524,459)	(56,462)	-	-
		62,406	-	-	-	2,675	-	-

Cash flow hedge
Interest rate risk		-	1,539,005	-	-	-	(10,184)	-
Foreign exchange risk		2,795,320	2,716,148	-	-	63,860	(2,006)	-

Hedge of net investments in foreign operations
Foreign exchange risk		-	-	-	-	(35,879)	-	138,416

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019	2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	17,597,910	8,975,391
Financial institutions bonds		21,527,242	17,341,330
Corporate bonds and others		19,447,942	11,360,924
		58,573,094	37,677,645
Equity securities(*):
Stocks		728,311	630,010
Equity investments		5,356	6,515
Others		74,292	-
		807,959	636,525
		59,381,053	38,314,170
Securities at amortized cost:
Debt securities:
Government bonds		30,385,084	18,000,454
Financial institutions bonds		4,770,204	2,171,623
Corporate bonds and others		10,426,777	8,306,059
		45,582,065	28,478,136
	~~W~~	104,963,118	66,792,306

(*) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 months expected credit loss		34,555	(34,555)	-	20,198	(20,198)	-
Transfer to life time expected credit loss		(64,928)	64,928	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		46,847,222	61,410	46,908,632	12,209,898	-	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	-	-	-
Repayment		(21,129,182)	-	(21,129,182)	(6,722,560)	-	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination (Note 47)		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*) Included the effects from changing currency rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 months expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(26,187)	26,187	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		26,938,512	98,778	27,037,290	5,836,342	-	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	-	-	-
Repayment		(19,338,938)	-	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others (*)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)
Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*) Included the effects from changing currency rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 months expected credit loss		33	(33)	-	4,301	(4,301)	-
Transfer to life time expected credit loss		(60)	60	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	-	-	-
Others (*)		(1,177)	3,140	1,963	(33)	-	(33)
Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*) Included the effects from changing currency rate, restructuring, bond-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2018 are as follows:

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 months expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(234)	234	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	-	-	-
Others (*)		(1,117)	1,639	522	(1,699)	-	(1,699)
Ending balance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*) Included the effects from changing currency rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Gain on disposal of securities at FVOCI	~~W~~	159,883	28,018
Loss on disposal of securities at FVOCI		(7,605)	(7,464)
Gain on disposal of securities at amortized cost (*)		86	-
Loss on disposal of securities at amortized cost (*)		(20)	(9)
	~~W~~	152,344	20,545

(*) The issuers of those securities have exercised the early redemption options.

(e) Income or loss on equity securities at fair value through other comprehensive income

As of December 31, 2019 and 2018, the Group recognizes dividends amounting to ~~W~~16,586 million and ~~W~~16,871 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income are as follows:

		2019	2018

Fair value at the date of disposal	~~W~~	45,074	3,285
Cumulative net loss at the time of disposal		(10,843)	(3,635)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost

(a) Loans at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019	2018
Household loans	~~W~~	134,423,473	120,832,081
Corporate loans		161,029,877	152,164,476
Public and other loans		3,311,735	2,831,026
Loans to banks		2,633,532	3,585,563
Credit card receivables		24,024,491	22,447,614
		325,423,108	301,860,760
Discount		(27,824)	(23,588)
Deferred loan origination costs		534,530	497,368
		325,929,814	302,334,540
Less: Allowance for credit loss		(2,684,835)	(2,725,068)
	~~W~~	323,244,979	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2019 and 2018 are as follows:

i) Loans at amortized cost

		2019
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540
Transfer (from) to 12 months expected credit losses		2,619,036	(2,614,416)	(4,620)	4,093,725	(4,088,373)	(5,352)	320,288	(320,129)	(159)	37,430	(37,430)	-	-
Transfer (from) to lifetime expected credit losses		(5,385,659)	5,406,091	(20,432)	(16,484,206)	16,597,346	(113,140)	(603,069)	603,280	(211)	(210,161)	210,333	(172)	-
Transfer (from) to credit- impaired financial assets		(627,950)	(43,168)	671,118	(1,088,270)	(76,177)	1,164,447	(36,483)	(22,473)	58,956	(39,844)	-	39,844	-
Origination		51,784,970	25,296	4,469	75,800,467	480,163	2,485	1,647,393	315,643	305,487	5,495,139	-	-	135,861,512
Collection		(38,870,803)	(1,814,003)	(238,174)	(56,902,113)	(9,966,512)	(395,670)	(59,799)	(5,328)	253	(5,949,565)	(149,802)	(11,979)	(114,363,495)
Charge off		-	-	(257,742)	-	-	(259,400)	-	-	(332,862)	-	-	(8,718)	(858,722)
Disposal		-	(5,122)	(108,624)	(273,058)	(3,806)	(283,747)	-	-	-	-	-	(18,398)	(692,755)
Others (*1)		320,096	88,420	10,744	583,534	(80,749)	(50,283)	(3,880)	(276,926)	(404)	139,207	927	-	730,686
Business combination (Note 47)		2,466,991	7,752	10,431	392,828	17,180	22,866	-	-	-	-	-	-	2,918,048
Ending balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814

(*1) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,155,562 million, which is written off as of December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2019 and 2018 are as follows (continued):

ii) Other financial assets

		2019
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,508,694	99,461	32,003	31,640,158
Transfer (from) to 12 month expected credit losses		12,685	(12,675)	(10)	-
Transfer (from) to lifetime expected credit losses		(253,546)	253,575	(29)	-
Transfer (from) to credit- impaired financial assets		(3,124)	(5,324)	8,448	-
Origination		62,331,232	29,315	27,281	62,387,828
Collection		(51,845,962)	(259,371)	(2,036)	(52,107,369)
Charge off		-	-	(29,456)	(29,456)
Disposal (*2)		(182,212)	(3)	(1,062)	(183,277)
Others (*3)		261,019	42	-	261,061
Business combination (Note 47)		1,416,216	1,497	10,826	1,428,539
Ending balance	~~W~~	43,245,002	106,517	45,965	43,397,484

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Included the disposal amount of financial instruments for the purpose of collecting loans for credit concentration risk management of non-current assets, which recognized gains of ~~W~~13,317 million.

(*3) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2019 and 2018 are as follows (continued):

i) Loans at amortized cost

		2018
		Retail			Corporate			Credit cards			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	104,325,268	7,345,842	301,838	119,852,620	18,455,422	1,084,348	16,467,623	3,743,265	385,252	4,665,298	486,090	13,163	277,126,029
Transfer (from) to 12 months expected credit losses		3,406,566	(3,402,543)	(4,023)	3,736,019	(3,734,730)	(1,289)	318,142	(318,025)	(117)	71,381	(71,381)	-	-
Transfer (from) to lifetime expected credit losses		(4,920,514)	4,935,853	(15,339)	(15,002,047)	15,051,204	(49,157)	(587,777)	588,002	(225)	(366,998)	366,998	-	-
Transfer (from) to credit- impaired financial assets		(536,996)	(36,489)	573,485	(1,349,787)	(114,560)	1,464,347	(37,526)	(25,522)	63,048	(24,068)	(8,557)	32,625	-
Origination		47,789,131	34,200	5,396	75,450,183	386,318	9,260	2,633,086	6,285	181,250	5,244,411	-	-	131,739,520
Collection		(35,972,892)	(2,046,703)	(215,294)	(53,902,860)	(8,365,144)	(758,426)	(74,777)	(120,969)	(1,511)	(3,988,422)	(169,909)	(12,980)	(105,629,887)
Charge off		-	-	(227,787)	-	-	(312,841)	-	-	(308,202)	-	-	(2,567)	(851,397)
Disposal		(42,664)	(3,059)	(74,664)	(79,250)	(15,997)	(493,273)	-	-	-	-	-	(14,555)	(723,462)
Others (*1)		231,971	(7,043)	5,110	763,888	120,077	(23,588)	(563,615)	(42,527)	93,680	93,585	2,199	-	673,737
Ending balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540

(*1) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~9,597,389 million, which is written off as of December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2019 and 2018 are as follows (continued):

ii) Other financial assets

		2018
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,599,203	456,538	23,243	32,078,984
Transfer (from) to 12 months expected credit losses		28,028	(28,024)	(4)	-
Transfer (from) to lifetime expected credit losses		(51,596)	51,607	(11)	-
Transfer (from) to credit- impaired financial assets		(22,162)	(2,986)	25,148	-
Origination		30,085,141	27,251	21,930	30,134,322
Collection		(30,207,574)	(410,559)	(4,236)	(30,622,369)
Charge off		-	-	(20,984)	(20,984)
Disposal		-	(495)	(13,083)	(13,578)
Others (*2)		77,654	6,129	-	83,783
Ending balance	~~W~~	31,508,694	99,461	32,003	31,640,158

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2019 and 2018 are as follows:

i) Loans at amortized cost

		2019
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068
Transfer (from) to 12 months expected credit losses		18,079	(17,592)	(487)	50,720	(48,295)	(2,425)	55,815	(55,712)	(103)	757	(757)	-	-
Transfer (from) to lifetime expected credit losses		(9,411)	17,342	(7,931)	(35,790)	118,605	(82,815)	(20,607)	20,756	(149)	(159)	289	(130)	-
Transfer (from) to credit- impaired financial assets		(942)	(3,739)	4,681	(565)	(13,332)	13,897	(1,250)	(3,916)	5,166	-	-	-	-
Provision (reversal)		(7,751)	19,130	214,260	(43,230)	(31,265)	277,436	57,062	280,047	147,332	(4,067)	1,907	37	910,898
Charge off		-	-	(257,742)	-	-	(259,400)	-	-	(332,862)	-	-	(8,718)	(858,722)
Amortization of discount		-	-	(274)	-	-	(19,396)	-	-	(5,541)	-	-	-	(25,211)
Disposal		-	(241)	(21,561)	(6)	(245)	(30,436)	-	-	-	-	-	(820)	(53,309)
Collection		-	-	70,319	-	-	62,973	-	-	190,738	-	-	1,876	325,906
Others (*)		2,484	(15,353)	4,522	13,810	(76,711)	(27,910)	(75,933)	(208,284)	(682)	300	160	-	(383,597)
Business combination (Note 47)		15,658	3,118	6,792	20	614	17,600	-	-	-	-	-	-	43,802
Ending balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	185,329	384,656	283,997	7,501	7,481	2,151	2,684,835

(*) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2019 and 2018 are as follows (continued):

ii) Other financial assets

		2019
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,927	6,930	24,764	71,621
Transfer (from) to 12 months expected credit losses		458	(453)	(5)	-
Transfer (from) to lifetime expected credit losses		(231)	244	(13)	-
Transfer (from) to credit- impaired financial assets		(172)	(2,310)	2,482	-
Provision		2,822	2,667	28,456	33,945
Charge off		-	-	(29,456)	(29,456)
Collection		-	-	1,873	1,873
Others (*2)		(9,738)	9	435	(9,294)
Business combination (Note 47)		921	185	9,054	10,160
Ending balance	~~W~~	33,987	7,272	37,590	78,849

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2019 and 2018 are as follows (continued):

i) Loans at amortized cost

		2018
		Retail			Corporate			Credit cards			Others (*)
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	88,167	125,362	160,536	472,685	624,730	609,925	160,478	335,170	278,759	9,283	2,997	3,894	2,871,986
Transfer (from) to 12 month expected credit losses		45,985	(45,516)	(469)	49,898	(49,552)	(346)	57,848	(57,814)	(34)	433	(433)	-	-
Transfer (from) to lifetime expected credit losses		(5,862)	11,415	(5,553)	(43,180)	79,567	(36,387)	(19,671)	19,687	(16)	(221)	221	-	-
Transfer (from) to credit- impaired financial assets		(750)	(3,551)	4,301	(798)	(34,627)	35,425	(1,288)	(3,793)	5,081	(4)	(140)	144	-
Provision (reversal)		(10,735)	369	169,495	(49,962)	(43,876)	203,667	122,112	132,670	166,338	1,165	3,229	10,043	704,515
Charge off		-	-	(227,787)	-	-	(312,841)	-	-	(308,202)	-	-	(2,567)	(851,397)
Amortization of discount		-	-	(218)	-	-	(17,653)	-	-	(2,907)	-	-	-	(20,778)
Disposal		(302)	(17)	(4,242)	(334)	(357)	(52,871)	-	-	-	-	-	(2,454)	(60,577)
Collection		-	-	57,065	-	-	78,249	-	-	175,120	-	-	846	311,280
Others (*)		(1,208)	298	3,331	6,484	6,030	12,515	(149,237)	(74,155)	(34,041)	14	8	-	(229,961)
Ending balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068

(*) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

12. Loans at amortized cost (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2019 and 2018 are as follows (continued):

ii) Other financial assets

		2018
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,048	7,666	20,166	66,880
Transfer (from) to 12 months expected credit losses		581	(578)	(3)	-
Transfer (from) to lifetime expected credit losses		(212)	222	(10)	-
Transfer (from) to credit- impaired financial assets		(94)	(2,209)	2,303	-
Provision (reversal)		(1,998)	1,775	24,293	24,070
Charge off		-	-	(20,984)	(20,984)
Disposal		-	(7)	(2,736)	(2,743)
Collection		-	-	1,815	1,815
Others (*2)		2,602	61	(80)	2,583
Ending balance	~~W~~	39,927	6,930	24,764	71,621

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to restructuring, debt-equity swap and exchange rate fluctuations.

(d) Changes in deferred loan origination costs for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	497,368	434,746
Loan origination		232,943	235,032
Amortization		(208,998)	(172,410)
Business combination (Note 47)		13,217	-
Ending balance	~~W~~	534,530	497,368

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

13. Property and equipment

(a) Details of property and equipment as of December 31, 2019 and 2018 are as follows:

		2019
		Acquisition cost	Accumulated depreciation	Carrying value
Land	~~W~~	1,815,112	-	1,815,112
Buildings		1,167,514	(377,065)	790,449
Right-of-use assets		1,357,206	(244,410)	1,112,796
Others		2,130,805	(1,765,834)	364,971
	~~W~~	6,470,637	(2,387,309)	4,083,328

		2018
		Acquisition cost	Accumulated depreciation	Carrying value
Land	~~W~~	1,827,711	-	1,827,711
Buildings		1,173,888	(321,319)	852,569
Others		2,002,755	(1,679,149)	323,606
	~~W~~	5,004,354	(2,000,468)	3,003,886

(b) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Land	Buildings	Right-of-use assets (Note 18)	Others	Total
Beginning balance(*1)	~~W~~	1,827,711	852,569	583,576	313,853	3,577,709
Acquisitions(*2)		69,045	16,946	805,783	184,630	1,076,404
Disposals(*2)		(249)	(1,719)	(12,595)	(29,081)	(43,644)
Depreciation		-	(55,450)	(298,538)	(125,669)	(479,657)
Amounts transferred from(to) investment property		(81,311)	(23,262)	-	-	(104,573)
Amounts transferred from(to) intangible assets		-	-	-	271	271
Amounts transferred from(to) non-current assets held for sale(*3)		(410)	(45)	-	-	(455)
Effects of foreign currency movements		326	1,410	2,981	9,314	14,031
Business combination (Note 47)		-	-	31,589	11,653	43,242
Ending balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328

(*1) The 9,753 million is transferred from other property and equipment to right-of-use assets due to the adoption of K-IFRS No. 1116.

(*2) ~~W~~76,004 million transferred from construction-in progress was included.

(*3) Included buildings, and land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

13. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,819,912	883,421	318,439	3,021,772
Acquisitions(*1)		33	14,612	136,244	150,889
Disposals(*1)		(17,735)	(3,282)	(9,699)	(30,716)
Depreciation		-	(47,207)	(124,564)	(171,771)
Amounts transferred from(to) investment properties		23,972	4,227	-	28,199
Amounts transferred from(to) non-current assets held for sale (*2)		(32)	(48)	-	(80)
Effects of foreign currency movements		1,561	846	3,186	5,593
Ending balance	~~W~~	1,827,711	852,569	323,606	3,003,886

(*1) ~~W~~6,319 million transferred from construction-in progress was included.

(*2) Included buildings, land.

(c) Insured assets and liability insurance as of December 31, 2019 are as follows:

	2019
Type of insurance	Insured assets	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	23,200	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Liability Collateral	1,315,820	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	22,141	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability	60,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Executives	70,841	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	87,015	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.	28,730	Samsung Fire & Marine Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

14. Intangible assets

(a) Details of intangible assets as of December 31, 2019 and 2018 were as follows:

		2019	2018
Goodwill	~~W~~	4,690,049	3,903,518
Software		129,235	102,393
Development cost		144,100	82,536
Others		595,330	231,687
	~~W~~	5,558,714	4,320,134

(b) Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134
Acquisitions		-	56,834	71,713	675,070	803,617
Business combination (Note 47)		786,531	9,469	30,435	44,850	871,285
Disposals		-	(428)	(1,310)	(16,476)	(18,214)
Amounts transferred from(to) property and equipment		-	697	(968)	-	(271)
Impairment(*1)(*2)		-	-	(474)	(151,169)	(151,643)
Amortization(*3)		-	(40,578)	(37,832)	(189,533)	(267,943)
Effects of foreign currency movements		-	848	-	901	1,749
Ending balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714

(*1) The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects.  For the year ended December 31, 2019, the impairment loss amounted to ~~W~~151,523 million.  The impairment loss was included in the non-operating expenses in the consolidated statement of comprehensive income.

(*2) Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*3) Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

14. Intangible assets

(b) Changes in intangible assets for the years ended December 31, 2019 and 2018 were as follows (continued):

		2018
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	3,901,260	83,829	75,322	212,910	4,273,321
Acquisitions		-	56,009	38,230	69,501	163,740
Disposals		-	(334)	(5,880)	(7,117)	(13,331)
Impairment(*1)		-	-	(706)	(362)	(1,068)
Amortization(*2)		-	(40,792)	(24,430)	(41,957)	(107,179)
Effects of foreign currency movements		-	3,681	-	(1,288)	2,393
Business combination		2,258	-	-	-	2,258
Ending balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134

(*1) Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount at the end of the reporting period, the impairment loss is recognized.

(*2) Included in general administrative expense and other operating income of the consolidated comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

14. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2019 and 2018

		2019	2018
Banking	~~W~~	810,058	810,058
Credit card		2,880,383	2,773,231
Securities		7,904	7,904
Life insurance (Shinhan Life Insurance )		275,371	275,371
Life insurance (Orange Life Insurance Co., Ltd.)		564,576	-
Others		151,757	36,954
	~~W~~	4,690,049	3,903,518

ii) Changes in goodwill for the years ended December 31, 2019 and 2018

		2019	2018
Beginning balance	~~W~~	3,903,518	3,901,260
Acquisitions through business combinations (*1)(*2)		786,531	2,258
Ending balance	~~W~~	4,690,049	3,903,518

(*1) recognized as a result of the Group’s acquisitions of Orange Life Insurance Co., Ltd.(“Orange Life”), Asia Trust Co., and the Shinhan Card’s acquisition of the new business for the year ended December 31, 2019 (Note 47).

(*2) recognized as a result of the Shinhan Financial Investment Corp. acquisition of the new business for the year ended December 31, 2018.

iii) Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

- Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

- Projection period

When evaluating the value in use, 5.0~5.5 years of cash flow estimates were used in projection and the value thereafter was reflected as terminal value. 30 years and 60 years of cash flow estimates for Shinhan Life and Orange Life, respectively were applied and the present value of the future cash flows thereafter is not considered as it is insignificant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

14.  Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor).  Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates(%)	Terminal growth rate(%)
Banking	8.3 ~ 13.9	1.0 ~ 3.0
Credit card	8.9 ~ 13.3	1.0 ~ 3.0
Securities	12.1 ~ 13.3	3.0
Life insurance (Shinhan Life Insurance )	8.0	-
Life insurance (Orange Life Insurance Co., Ltd.)	8.0	-
Others	9.2 ~ 14.0	1.0

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2019	2020	2021	2022	2023	2024
CPI growth(%)	0.7	1.1	1.6	1.8	1.7	1.7
Private consumption growth(%)	2.0	2.0	2.2	2.5	2.4	2.4
Real GDP growth(%)	1.9	2.2	2.4	2.7	2.6	2.6

Key assumptions used in the discounted cash flow calculations of life insurance components are as follows:

Key assumptions
Rate of return on investment(%)	2.45 ~ 2.75
Risk-based capital ratio(%)	150.00

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	46,896,966
Total carrying value		41,902,106
	~~W~~	4,994,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates

Investees	Country	Reporting date	Ownership (%)
			2019	2018
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	September 30	14.99	14.99
Songrim Partners.(*1),(*4)	“	December 31	35.34	35.34
Daewontos Co., Ltd.(*7)	“	-	-	36.33
Neoplux Technology Valuation Investment Fund(*1)	“	September 30	33.33	33.33
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	“	“	30.00	30.00
JAEYANG INDUSTRY(*7)	“	-	-	25.90
Daekwang Semiconductor Co., Ltd. (*1),(*4)	“	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund(*1)	“	September 30	23.33	23.33
Shinhan-Albatross tech investment Fund	“	December 31	50.00	50.00
KCLAVIS Meister Fund No.17	“	“	26.09	26.09
Plutus-SG Private Equity Fund	“	“	26.67	26.67
SG ARGES Private Equity Fund No.1(*7)	“	-	-	24.06
Eum Private Equity Fund No.3	“	December 31	20.76	20.76
KTB Confidence Private Placement	“	“	31.43	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	“	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private R/E INV TR 4	“	“	20.00	20.00
Platform Partners brick save Private Investment trust(*7)	“	-	-	98.77
Shinhan-Midas Donga Secondary Fund	“	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	“	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	“	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Brain Professional Private Trust No.4(*7)	“	-	-	27.50
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	December 31	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6(*7)	“	-	-	50.00
Shinhan Global Healthcare Fund 1(*5)	“	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertible 1	“	“	47.25	47.25
Rico synergy collabo Multi-Mezzanine 3(*8)	“	“	50.03	50.03
KB NA Hickory Private Special Asset Fund	“	“	37.50	37.50
GB Professional Private Investment Trust 6(*7)	“	-	-	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	December 31	44.02	44.02

(a) Investments in associates as of December 31, 2019 and December 31, 2018 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018
SHBNPP Private Korea Equity Long-Short Professional Feeder(*10)	Korea	-	-	21.52
Shinhan-Stonebridge Petro PEF(*5)	“	December 31	1.82	1.82
BNP Paribas Cardif General Insurance(*1),(*2)	“	September 30	10.00	10.00
Axis Global Growth New Technology Investment Association	“	December 31	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	“	“	28.57	28.57
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1	“	“	29.41	29.41
Shinhan-Nvestor Liquidity Solution Fund	“	“	24.92	24.92
Shinhan AIM FoF Fund 1a	“	“	25.00	24.91
Daishin Heim Qualified Investor Private Investment Trust No.1808(*7)	“	-	-	34.48
Heungkuk High Class Professional Trust Private Fund 37(*7)	“	-	-	50.00
IGIS Global Credit Fund 150-1	“	December 31	25.00	25.11
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund	“	“	26.75	26.75
Korea Omega Project Fund III	“	“	23.53	23.53
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.92	39.92
Hyungje art printing(*1),(*4)	“	“	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	-
Pacific Private Investment Trust No.20	“	“	21.74	-
Susung Mezzanine project P1 Private Investment Trust	“	“	41.18	-
Korea Finance Security (*1),(*9)	“	September 30	14.91	-
MIEL CO.,LTD(*4)	“	December 31	28.77	-
AIP Transportation Specialized Privately Placed Fund Trust #1	“	“	35.73	-
Lime Neptune Professional Private 6	“	“	50.00	-
PCC S/W 2nd Fund	“	“	29.56	-
E&Healthcare Investment Fund No.6(*5)	“	“	20.37	-
One Shinhan Global Fund 1(*5)	“	“	19.98	-
Kiwoom-Shinhan Innovation Fund I	“	“	50.00	-
Daishin-K&T New Technology Investment Fund	“	“	31.25	-
Midas Asset Global CRE Debt Private Fund No.6	“	“	20.05	-
Richmond Private Investment Trust No.82(*6)	“	“	60.00	-
Tiger Alternative Real Estate Professional Private5	“	“	48.71	-
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018

AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	-
NH-Amundi Global Infrastructure Trust 14	“	“	30.00	-
Pacific Private Real Estate Fund Investment Trust No.30	“	“	37.50	-
Jarvis Memorial Private Investment Trust 1(*6)	“	“	99.01	-
Mastern Private Private Investment Trust 68(*6)	“	“	53.76	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	“	“	60.00	-
Milestone Private Real Estate Fund 3 (Derivative Type)	“	“	32.06	-
IGIS Private Real Estate Investment Trust 286 (2 class)	“	“	41.56	-
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	“	“	31.31	-
Lime Pricing Private Equity Fund	“	“	25.85	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	“	“	21.27	-
DS Solid.II Hedge Fund	“	“	27.41	-
Hana Semiconductor New Technology Fund	“	“	24.30	-
J&Magnet Startup Venture Specialized Private Equity Fund(*1)	“	September 30	24.39	-
Cape IT Fund No.3	“	December 31	32.89	-
Vogo Realty Partners Private Real Estate Fund V	“	“	21.64	-
IL GU FARM CO.,LTD(*1)(*4)	-	“	28.47	-
Korea Credit Bureau(*1)(*9)	“	September 30	9.00	-
SBC PFV Co., Ltd(*11)	“	December 31	25.00	-
Sprott Global Renewable Private Equity Fund II	“	“	23.10	-
NH-amundi global infra private fund 16	“	“	50.00	-
IMM Global Private Equity Fund	“	“	31.85	-
HANA Alternative Estate Professional Private122(*8)	“	“	75.19	-
Hanwha-Incus Plus New Technology Fund No.1	“	“	42.64	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	“	“	45.96	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*8)	“	“	57.50	-
PSA EMP Private Equity Fund	“	“	28.99	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*8)	“	“	52.28	-
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]	“	“	25.70	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]	“	“	25.42	-
BRAIN DO PROFESSIONALE PRIVATE No. 27	“	“	29.13	-
VISION US Muni US Local Debt Opportunities Professional Private1(S)	“	“	25.00	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of December 31, 2019 were not available.  Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss.  The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The investment in the associate is consolidated due to the additional acquisition of the shares from the year ended December 31, 2019.

(*11) The rate of Group’s voting rights is 4.65%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows:

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	-	52,586
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	-	-	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	-	-	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	-	-	11,280
Daekwang Semiconductor Co., Ltd.		3,334	-	52	2	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	-	-	7,880
Shinhan-Albatross tech investment Fund		8,908	-	132	(306)	-	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	-	-	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	-	-	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	-	-	-
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	-	-	3,574
KTB Confidence Private Placement		5,302	(215)	980	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	-	-	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	-	-	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	-	-	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,866)	1,598	-	-	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	(76)	-	-	3,209

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	17,484	(1,513)	829	-	-	16,800
IBK AONE convertible 1		5,906	-	171	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	-	-	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	-	-	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	-	-	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	-	-	1
BNP Paribas Cardif General Insurance		3,423	-	(1,296)	(14)	-	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	-	-	2,303
Hermes Private Investment Equity Fund		7,065	-	(689)	-	-	6,376
SHC ULMUS Fund No.1		2,890	-	259	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	-	-	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	-	-	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	781	41	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	-	1,335	-	-	33,166
Soo Commerce Platform Growth Fund		6,378	-	(35)	-	-	6,343
Partner One Value up I Private Equity Fund		11,939	-	(48)	-	-	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	-	-	51,150
GMB ICT New Technology Investment Fund		7,934	-	(80)	-	-	7,854
Korea Omega Project Fund III		1,992	-	1,024	-	-	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	-	-	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	-	-	18,275
Hyungje art printing(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued) :

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	6,204	14,147	361	-	-	20,712
Shinhan-Rhinos 1 Fund		-	3,000	29	-	-	3,029
Pacific Private Investment Trust No.20		-	3,819	257	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		-	4,000	1,128	-	-	5,128
Korea Finance Security (*2)		-	3,448	(213)	-	-	3,235
MIEL CO.,LTD(*3)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	444	-	-	31,580
Lime Neptune Professional Private 6		-	5,000	63	-	-	5,063
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
E&Healthcare Investment Fund No.6		-	7,030	746	-	-	7,776
One Shinhan Global Fund 1		-	4,520	(79)	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		-	7,500	(216)	-	-	7,284
Daishin-K&T New Technology Investment Fund		-	7,000	57	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		-	23,194	537	-	-	23,731
Richmond Private Investment Trust No.82		-	14,569	551	-	-	15,120
Tiger Alternative Real Estate Professional Private5		-	19,876	(56)	-	-	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,436	1,306	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	52,048	1,783	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	108	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		-	17,769	728	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		-	14,236	580	-	-	14,816
Jarvis Memorial Private Investment Trust 1		-	9,888	278	-	-	10,166
Mastern Private Private Investment Trust 68		-	9,764	235	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	(37)	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,016	170	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(332)	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(104)	-	-	8,914
Lime Pricing Private Equity Fund		-	8,400	(100)	-	-	8,300

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued) :

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	~~W~~	-	39,376	2,615	-	-	41,991
DS Solid.II Hedge Fund		-	4,300	(177)	-	-	4,123
Hana Semiconductor New Technology Fund		-	13,000	(144)	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Cape IT Fund No.3		-	10,000	(33)	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		-	10,611	(235)	-	-	10,376
IL GU FARM CO.,LTD		-	-	-	-	-	-
Korea Credit Bureau(*2)		-	4,500	2,312	-	-	6,812
SBC PFV Co., Ltd		-	20,000	-	-	-	20,000
Sprott Global Renewable Private Equity Fund II		-	20,131	(1,115)	-	-	19,016
NH-amundi global infra private fund 16		-	49,530	(1,372)	-	-	48,158
IMM Global Private Equity Fund		-	28,945	(20)	-	-	28,925
HANA Alternative Estate Professional Private122		-	28,487	(2,282)	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		-	5,500	(1)	-	-	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		-	51,293	-	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	146,045	4,272	-	-	150,317
PSA EMP Private Equity Fund		-	10,000	(73)	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	28,314	1,149	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		-	5,727	-	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		-	5,729	-	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		-	3,000	65	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		-	9,500	369	-	-	9,869
Others		81,490	(14,513)	18,954	-	-	85,931
	~~W~~	671,330	724,902	53,287	3,342	-	1,452,861

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued):

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

(*2) Classified as investments in associates without cash transactions.

(*3) No gains or losses from the equity method investees have been recognized after the acquisition of a debt-to-equity swap in 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	-	49,816
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		48	-	(48)	-		-
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	-	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	2,597	625	-	-	16,612
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	-	-	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	-	(490)	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	-	-	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	-	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	44	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	-	-	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	-	-	4,341
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(277)	241	-	-	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	-	-	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	-	-	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	-	-	16,527
Credian Healthcare Private Equity Fund II		3,813	-	740	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	-	-	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	-	292	-	-	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	-	-
Shinhan Global Healthcare Fund 1		3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	-	-	17,484
IBK AONE convertible 1		5,122	-	784	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	-	264	-	-	5,290
KB NA Hickory Private Special Asset Fund		34,091	(1,560)	1,829	-	-	34,360
GB Professional Private Investment Trust 6		8,600	-	(12)	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	-	-	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	-	-	18,681
BNP Paribas Cardif General Insurance		4,429	-	(1,026)	20	-	3,423
Axis Global Growth New Technology Investment Association		4,953	-	(78)	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(21)	-	-	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	-	-	7,065
Shinhan AIM FoF Fund 1a		-	4,125	226	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	9,786	340	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	260	-	-	9,438
IGIS Global Credit Fund 150-1		-	8,529	367	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	(3,069)	-	-	31,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2019 and 2018 were as follows

(continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Soo Commerce Platform Growth Fund	~~W~~	-	6,500	(122)	-	-	6,378
Partner One Value up I Private Equity Fund		-	12,000	(61)	-	-	11,939
Genesis No.1 Private Equity Fund		-	46,068	(310)	-	-	45,758
GMB ICT New Technology Investment Fund		-	8,000	(66)	-	-	7,934
Soo Delivery Platform Growth Fund			9,000	(17)	-	-	8,983
Genesis North America Power Company No.1 PEF			21,592	(768)	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3			6,300	(96)			6,204
Others(*2)		52,855	37,442	1,550	2	-	91,849
	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

(*2) Included disposal by account reclassification involving non-cash transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows:

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)

BNP Paribas Cardif Life Insurance	~~W~~	3,896,875	3,545,682	37,067	(3,919)	24,402	20,483
Neoplux Technology Valuation Investment Fund		49,890	738	3,953	(2,078)	-	(2,078)
Partners 4th Growth Investment Fund		60,775	1,106	14	(1,904)	-	(1,904)
KTB Newlake Global Healthcare PEF		37,187	151	387	(349)	-	(349)
Daekwang Semiconductor Co., Ltd.		23,507	7,328	1,248	248	9	257
Shinhan-Neoplux Energy Newbiz Fund		33,791	18	26	(1,259)	-	(1,259)
Shinhan-Albatross tech investment Fund		17,681	182	1,263	551	(917)	(366)
KCLAVIS Meister Fund No.17		4,689	96	425	(322)	-	(322)
Plutus-SG Private Equity Fund		16,006	138	700	419	-	419
Eum Private Equity Fund No.3		17,243	27	6,305	5,604	-	5,604
KTB Confidence Private Placement		19,369	64	7,328	3,122	-	3,122
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,821	1	1,280	377	-	377
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,228	2	3,445	1,217	-	1,217
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,683	33	4,198	1,391	-	1,391
Shinhan-Midas Donga Secondary Fund		6,973	1	88	(651)	-	(651)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,963	9	1,656	113	-	113
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,266	51	834	535	-	535
Shinhan Praxis K-Growth Global Private Equity Fund		54,786	185	27,588	13,361	-	13,361
Credian Healthcare Private Equity Fund II		7,001	24	1,542	1,031	-	1,031
Kiwoom Milestone Professional Private Real Estate Trust 19		59,559	38,744	3,100	470	-	470
AIP EURO Green Private Real Estate Trust No.3		98,221	86	18,362	7,462	-	7,462
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,652	1,750	14,838	3,742	-	3,742
Shinhan Global Healthcare Fund 1		73,388	701	5,480	(1,722)	-	(1,722)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued):

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	50,468	66	15,476	2,487	-	2,487
IBK AONE convertible 1		12,861	0	1,515	410	-	410
Rico synergy collabo Multi-Mezzanine 3		6,433	2	1,296	856	-	856
KB NA Hickory Private Special Asset Fund		96,289	476	16,132	2,489	-	2,489
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,742	2,304	9,328	5,462	-	5,462
Shinhan-Stonebridge Petro PEF		1,388	1,350	52,928	49,878	-	49,878
BNP Paribas Cardif General Insurance		43,064	21,936	17,613	(12,962)	(136)	(13,098)
Axis Global Growth New Technology Investment Association		10,064	-	1	(244)	-	(244)
Polaris No7 Start up and Venture Private Equity Fund		8,113	52	1,037	928	-	928
Hermes Private Investment Equity Fund		21,954	95	45	(2,366)	-	(2,366)
SHC ULMUS Fund No.1		10,706	-	1,073	881	-	881
Shinhan-Nvestor Liquidity Solution Fund		19,524	-	209	(2,101)	-	(2,101)
Shinhan AIM FoF Fund 1a		28,987	20	5,556	2,111	-	2,111
IGIS Global Credit Fund 150-1		38,912	38	2,674	166	-	166
GX Shinhan Intervest 1st Private Equity Fund		131,237	-	6,689	5,283	-	5,283
Soo Commerce Platform Growth Fund		25,765	3	36	(140)	-	(140)
Partner One Value up I Private Equity Fund		42,602	-	457	(173)	-	(173)
Genesis No.1 Private Equity Fund		224,322	7	23,180	21,872	-	21,872
GMB ICT New Technology Investment Fund		29,359	-	2	(298)	-	(298)
Korea Omega Project Fund III		12,818	-	4,432	4,351	-	4,351
Soo Delivery Platform Growth Fund		29,743	3	675	367	-	367
Genesis North America Power Company No.1 PEF		46,041	281	4,323	3,756	-	3,756
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		89,450	687	4,262	1,546	-	1,546
Shinhan-Rhinos 1 Fund		13,474	-	143	129	-	129
Pacific Private Investment Trust No.20		18,764	15	1,247	1,187	-	1,187
Susung Mezzanine project P1 Private Investment Trust		10,023	351	22	(91)	-	(91)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued):

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Finance Security	~~W~~	32,079	10,386	64,964	(1,297)	-	(1,297)
AIP Transportation Specialized Privately Placed Fund Trust #1		94,437	6,042	12,473	1,242	-	1,242
Lime Neptune Professional Private 6		10,166	41	460	125	-	125
PCC S/W 2nd Fund		10,154	-	151	4	-	4
E&Healthcare Investment Fund No.6		38,181	2	4,405	3,664	-	3,664
One Shinhan Global Fund 1		22,244	-	92	(406)	-	(406)
Kiwoom-Shinhan Innovation Fund I		14,719	151	13	(432)	-	(432)
Daishin-K&T New Technology Investment Fund		55,686	33,103	1,292	183	-	183
Midas Asset Global CRE Debt Private Fund No.6		118,438	70	3,907	2,677	-	2,677
Richmond Private Investment Trust No.82		50,079	24,879	1,155	919	-	919
Tiger Alternative Real Estate Professional Private5		40,792	103	1,628	(116)	-	(116)
Samchully Midstream Private Placement Special Asset Fund 5-4		71,680	55	14,423	3,015	-	3,015
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,203	48	8,854	8,289	-	8,289
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,222	218	1,187	449	-	449
NH-Amundi Global Infrastructure Trust 14		61,696	39	7,404	2,427	-	2,427
Pacific Private Real Estate Fund Investment Trust No.30		39,779	270	1,817	1,547	-	1,547
Jarvis Memorial Private Investment Trust 1		10,279	12	293	281	-	281
Mastern Private Private Investment Trust 68		18,600	2	533	437	-	437
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,336	7	214	(61)	-	(61)
Milestone Private Real Estate Fund 3 (Derivative Type)		53,610	3	603	532	-	532
IGIS Private Real Estate Investment Trust 286 (2 class)		75,372	51,870	2,838	(798)	-	(798)
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		99,976	71,507	2,383	(331)	-	(331)
Lime Pricing Private Equity Fund		32,231	118	10	(388)	-	(388)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,536	119	12,963	12,296	-	12,296
DS Solid.II Hedge Fund		15,042	-	4	(605)	-	(605)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued) :

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Hana Semiconductor New Technology Fund	~~W~~	52,905	-	73	(595)	-	(595)
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	-	-	(87)	-	(87)
Cape IT Fund No.3		30,333	35	-	(101)	-	(101)
Vogo Realty Partners Private Real Estate Fund V		47,992	34	281	(1,084)	-	(1,084)
Korea Credit Bureau		95,764	20,075	66,314	10,604	-	10,604
SBC PFV Co., Ltd		120,000	40,000	-	-	-	-
Sprott Global Renewable Private Equity Fund II		82,721	3	1,416	(4,833)	-	(4,833)
NH-amundi global infra private fund 16		100,513	4,197	4,128	(2,744)	-	(2,744)
IMM Global Private Equity Fund		90,870	63	-	(63)	-	(63)
HANA Alternative Estate Professional Private122		34,897	45	1,561	(3,035)	-	(3,035)
Hanwha-Incus Plus New Technology Fund No.1		12,900	1	-	(1)	-	(1)
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		127,339	15,732	-	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		402,633	141,200	10,036	7,256	-	7,256
PSA EMP Private Equity Fund		34,535	285	1	(250)	-	(250)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,088	728	2,735	2,198	-	2,198
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,926	641	-	-	-	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		23,865	1,329	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,305	10	58	(5)	-	(5)
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,175	80	1,440	1,088	-	1,088

(*) Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	-	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	-	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	-	2,136	-	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	-	499
SG ARGES Private Equity Fund No.1		18,085	46	-	888	-	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	-	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	-	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	-	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	-	1,165
Platform Partners brick save Private Investment trust		8,286	64	809	763	-	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	-	553	331	-	331

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
The Asia Pacific Capital Fund II L.P.	~~W~~	1,674	86	1	(25,828)	-	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	-	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	-	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	-	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	-	6,287
Brain Professional Private Trust No.4		19,113	46	4,306	2,435	-	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	-	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	-	812	477	-	477
Shinhan Global Healthcare Fund 1		74,409	-	4	(2,757)	-	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	-	2,607
IBK AONE Convertible 1		12,807	307	2,042	1,660	-	1,660
Rico Synergy Collabo Multi-Mezzanine 3		10,736	161	686	529	-	529
KB NA Hickory Private Special Asset Fund		91,694	67	9,601	4,877	-	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	-	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	-	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	-	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	-	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,068)
Axis Global Growth New Technology Investment Association		15,308	-	1	(245)	-	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	-	(75)	-	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	-	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	-	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	-	741
Heungkuk High Class Professional Trust Private Fund 37		20,523	1,646	1,045	1,005	-	1,005

15.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

(c) The statement of financial information as of and for the year ended December 31, 2019 and 2018 were as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS Global Credit Fund 150-1	~~W~~	35,453	27	3,457	214	-	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	-	6	(12,146)	-	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	-	(497)	-	(497)
Partner One Value up I Private Equity Fund		42,776	-	326	(224)	-	(224)
Genesis No.1 Private Equity Fund		201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund		29,657	-	3	(242)	-	(242)
Soo Delivery Platform Growth Fund		29,946	2	-	(56)	-	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	-	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	-	(411)

(*) Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and 2018 are as follows:

	2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,193	14.99	52,665	(79)	-	52,586
Songrim Partners.(*1)		(62)	35.34	(22)	-	22	-
Neoplux Technology Valuation Investment Fund		49,152	33.33	16,384	-	-	16,384
Partners 4th Growth Investment Fund		59,669	25.00	14,917	-	-	14,917
KTB Newlake Global Healthcare PEF(*2)		37,036	30.00	11,110	-	170	11,280
Daekwang Semiconductor Co., Ltd.		16,179	20.94	3,388	-	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		33,773	23.33	7,880	-	-	7,880
Shinhan-Albatross tech investment Fund		17,499	50.00	8,734	-	-	8,734
KCLAVIS Meister Fund No.17		4,593	26.09	1,198	-	-	1,198
Plutus-SG Private Equity Fund		15,868	26.67	4,231	-	-	4,231
Eum Private Equity Fund No.3		17,216	20.76	3,574	-	-	3,574
KTB Confidence Private Placement		19,305	31.43	6,067	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,820	23.89	4,256	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,226	20.16	8,916	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,650	20.00	9,930	-	-	9,930
Shinhan-Midas Donga Secondary Fund		6,972	50.00	3,486	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,954	24.00	4,549	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,215	47.62	3,912	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		54,601	18.87	10,302	-	-	10,302
Credian Healthcare Private Equity Fund II		6,977	34.07	2,377	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,407	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		98,135	21.28	20,884	-	-	20,884
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,901	44.84	25,964	-	-	25,964
Shinhan Global Healthcare Fund 1		72,687	4.41	3,209	-	-	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,402	33.33	16,800	-	-	16,800
IBK AONE convertible 1		12,861	47.25	6,077	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		6,431	50.03	3,217	-	-	3,217
KB NA Hickory Private Special Asset Fund		95,813	37.50	35,930	-	-	35,930
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,438	44.02	19,562	-	-	19,562
Shinhan-Stonebridge Petro PEF		38	1.82	1	-	-	1
BNP Paribas Cardif General Insurance		21,128	10.00	2,113	-	-	2,113

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

	2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Axis Global Growth New Technology Investment Association	~~W~~	10,064	31.85	3,205	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		8,061	28.57	2,303	-	-	2,303
Hermes Private Investment Equity Fund		21,859	29.17	6,376	-	-	6,376
SHC ULMUS Fund No.1		10,706	29.41	3,149	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		19,524	24.92	4,865	-	-	4,865
Shinhan AIM FoF Fund 1a		28,967	25.00	7,242	-	-	7,242
IGIS Global Credit Fund 150-1		38,874	25.00	9,718	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		131,237	25.27	33,166	-	-	33,166
Soo Commerce Platform Growth Fund		25,762	24.62	6,343	-	-	6,343
Partner One Value up I Private Equity Fund		42,602	27.91	11,891	-	-	11,891
Genesis No.1 Private Equity Fund		224,315	22.80	51,150	-	-	51,150
GMB ICT New Technology Investment Fund		29,359	26.75	7,854	-	-	7,854
Korea Omega Project Fund III		12,818	23.53	3,016	-	-	3,016
Soo Delivery Platform Growth Fund		29,740	30.00	8,922	-	-	8,922
Genesis North America Power Company No.1 PEF		45,759	39.92	18,275	-	-	18,275
Hyungje art printing(*1)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		88,763	23.33	20,712	-	-	20,712
Shinhan-Rhinos 1 Fund		13,474	22.48	3,029	-	-	3,029
Pacific Private Investment Trust No.20		18,749	21.74	4,076	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		9,672	41.18	5,128	-	-	5,128
Korea Finance Security		21,693	14.91	3,235	-	-	3,235
MIEL CO.,LTD(*1)		(119)	28.77	(34)	-	34	-
AIP Transportation Specialized Privately Placed Fund Trust #1		88,395	35.73	31,580	-	-	31,580
Lime Neptune Professional Private 6		10,125	50.00	5,063	-	-	5,063
PCC S/W 2nd Fund		10,154	29.56	3,001	-	-	3,001
E&Healthcare Investment Fund No.6		38,179	20.37	7,776	-	-	7,776
One Shinhan Global Fund 1		22,244	19.98	4,441	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		14,568	50.00	7,284	-	-	7,284
Daishin-K&T New Technology Investment Fund		22,583	31.25	7,057	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		118,368	20.05	23,731	-	-	23,731
Richmond Private Investment Trust No.82		25,200	60.00	15,120	-	-	15,120
Tiger Alternative Real Estate Professional Private5		40,689	48.71	19,820	-	-	19,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

	2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	71,625	42.92	30,742	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,155	20.00	53,831	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,004	21.43	14,358	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		61,657	30.00	18,497	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		39,509	37.50	14,816	-	-	14,816
Jarvis Memorial Private Investment Trust 1		10,267	99.01	10,166	-	-	10,166
Mastern Private Private Investment Trust 68		18,598	53.76	9,999	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,329	60.00	4,397	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		53,608	32.06	17,186	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		23,502	41.56	9,768	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		28,469	31.31	8,914	-	-	8,914
Lime Pricing Private Equity Fund		32,113	25.85	8,300	-	-	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,417	21.27	41,991	-	-	41,991
DS Solid.II Hedge Fund		15,042	27.41	4,123	-	-	4,123
Hana Semiconductor New Technology Fund		52,905	24.30	12,856	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	24.39	5,979	-	-	5,979
Cape IT Fund No.3		30,298	32.89	9,967	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		47,958	21.64	10,376	-	-	10,376
IL GU FARM CO.,LTD(*1)		(316)	28.47	(90)	-	90	-
Korea Credit Bureau		75,689	9.00	6,812	-	-	6,812
SBC PFV Co., Ltd		80,000	25.00	20,000	-	-	20,000
Sprott Global Renewable Private Equity Fund II		82,718	23.10	19,016	-	-	19,016
NH-amundi global infra private fund 16		96,316	50.00	48,158	-	-	48,158
IMM Global Private Equity Fund		90,807	31.85	28,925	-	-	28,925
HANA Alternative Estate Professional Private122		34,853	75.19	26,205	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		12,899	42.64	5,499	-	-	5,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and December 31, 2018 are as follows (continued):

	2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	~~W~~	111,607	45.96	51,293	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		261,433	57.50	150,317	-	-	150,317
PSA EMP Private Equity Fund		34,250	28.99	9,927	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,360	52.28	29,463	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,285	25.70	5,727	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		22,536	25.42	5,729	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,295	29.13	3,065	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,095	25.00	9,869	-	-	9,869
Other		337,794	-	85,931	-	-	85,931
	~~W~~	4,951,196	-	1,452,541	(79)	399	1,452,861

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other represents the adjustments of fair value when acquired.

(*3) Other represents the amount of preferred stock capital.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and 2018 are as follows:

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	-	49,816
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners(*1)		(23)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	-	-	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF(*2)		32,385	30.00	9,715	-	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	-	-	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	-	-	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	-	-	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	-	-	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	-	-	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	-	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	-	-	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	-	-	4,831
Platform Partners brick save Private Investment trust		8,222	98.77	8,120	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	-	-	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	-	-	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	-	-	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	-	-	20,544
Brain Professional Private Trust No.4		19,067	27.50	5,244	-	-	5,244

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and December 31, 2018 are as follows (continued) :

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	58,498	44.84	26,232	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	-	-	5,097
Shinhan Global Healthcare Fund 1		74,409	4.41	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,453	33.33	17,484	-	-	17,484
IBK AONE Convertible 1		12,500	47.25	5,906	-	-	5,906
Rico Synergy Collabo Multi-Mezzanine 3		10,575	50.03	5,290	-	-	5,290
KB NA Hickory Private Special Asset Fund		91,627	37.50	34,360	-	-	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	-	-	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	-	-	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	-	-	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	-	-	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	-	-	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	-	-	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	-	-	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	-	-	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	-	-	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	-	-	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	-	-	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	-	-	6,204
Others		315,179	-	91,483		366	91,849
	~~W~~	3,476,038	-	669,496	(136)	1,970	671,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2019 and 2018 are as follows (continued):

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other represents the adjustments of fair value when acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

15.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2019 and 2018 are as follows:

		2019
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	(14)	(22)
Hyungje art printing		(45)	(83)
MIEL CO.,LTD		(34)	(34)
IL GU FARM CO.,LTD		(90)	(90)
	~~W~~	(183)	(229)

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.(*)	~~W~~	-	(760)
JAEYANG INDUSTRY(*)		-	(18)
Songlim Partners.		(8)	(8)
Hyungje art printing		(38)	(38)
	~~W~~	(46)	(824)

(*) Since the Group has disposed the investees fully or partially, the investees were excluded from the investments in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

16.  Investment properties

(a) Investment properties as of December 31, 2019 and 2018 are as follows:

		2019	2018
Acquisition cost	~~W~~	605,773	579,852
Accumulated depreciation		(117,163)	(105,032)
Carrying value	~~W~~	488,610	474,820

(b) Changes in investment properties for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	474,820	418,303
Acquisitions		2,767	115,333
Disposals		(73,588)	(13,608)
Depreciation		(17,565)	(16,917)
Amounts transferred from (to) property and equipment		104,573	(28,199)
Amounts transferred to assets held for sale(*)		(15,795)	-
Foreign currency adjustment		(169)	(92)
Business combination (Note 47)		13,567	-
Ending balance	~~W~~	488,610	474,820

(*) Comprise land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Rental income	~~W~~	43,777	32,488
Direct operating expenses for investment properties that generated rental income		12,107	12,191

(d) The fair value of investment property as of December 31, 2019 and 2018 is as follows:

		2019	2018
Land and buildings(*)	~~W~~	1,062,195	1,121,985

(*) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

17.  Other assets

Other assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Accounts receivable	~~W~~	9,355,388	7,666,217
Domestic exchange settlement debit		4,337,628	6,121,332
Guarantee deposits		1,184,572	1,152,434
Present value discount on guarantee deposits		(45,316)	(44,694)
Accrued income		2,612,823	1,896,822
Prepaid expense		193,849	194,040
Suspense payments		71,764	73,153
Sundry assets		93,766	92,221
Separate account assets		8,253,351	2,650,302
Advance payments		317,365	616,996
Unamortized deferred acquisition cost		907,868	786,134
Other		661,998	423,759
Allowances for credit loss of other assets		(66,775)	(56,798)
	~~W~~	27,878,281	21,571,918

18. Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2019 and 2018 are as follows:

		2019
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738
	~~W~~	1,900,179	216,802	1,683,377

(*) Interest income on finance lease receivables recognized during the year is ~~W~~74,933 million.

		2018
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491
	~~W~~	1,918,527	191,704	1,726,823

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

18.  Leases (continued)

(b) The scheduled maturities of minimum lease payments for operating leases of the Group as lessor as of December

   31, 2019 and 2018 are as follows:

i) Finance lease

		2019
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738
	~~W~~	1,900,179	216,802	1,683,377

		2018
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	595,427	85,333	510,094
1 ~ 5 years		1,306,571	106,333	1,200,238
Later than 5 years		16,529	38	16,491
	~~W~~	1,918,527	191,704	1,726,823

ii) Operating lease

		2019
		Minimum lease payment
Not later than 1 year	~~W~~	142,140
1 ~ 2 years		118,781
2 ~ 3 years		76,379
3 ~ 4 years		37,047
4 ~ 5 years		14,984
Later than 5 years		83
	~~W~~	389,414

		2018
		Minimum lease payment
Not later than 1 year	~~W~~	94,540
1 ~ 5 years		180,304
Later than 5 years		10
	~~W~~	274,854

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

18.  Leases (continued)

(c) The details of the changes in operating lease assets for the year ended December 31, 2019 are as follows:

		2019
Beginning balance	~~W~~	370,868
Acquisition		411,971
Disposition		(134,810)
Depreciation		(98,288)
Ending balance	~~W~~	549,741

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2019 are as follows:

		2019
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	~~W~~	1,306,759	(228,956)	1,077,803
Vehicle		30,051	(8,057)	21,994
Others		20,396	(7,397)	12,999
	~~W~~	1,357,206	(244,410)	1,112,796

(e) The details of the changes in the right-of-use assets for the year ended December 31, 2019 are as follows:

		2019
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	554,478	16,528	12,570	583,576
Acquisitions		781,097	16,523	8,163	805,783
Disposals		(10,808)	(1,638)	(149)	(12,595)
Depreciation		(280,691)	(10,094)	(7,753)	(298,538)
Effects of foreign currency movements		2,890	91	-	2,981
Business combination (Note 47)		30,837	584	168	31,589
Ending balance	~~W~~	1,077,803	21,994	12,999	1,112,796

(f) The details of the maturity of the lease liability as of December 31, 2019 are as follows:

		2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	20,967	34,357	47,644	86,228	848,699	28,973	1,066,868
Vehicle		1,378	1,542	2,178	4,108	14,410	-	23,616
Others		959	994	1,288	2,057	8,477	-	13,775
	~~W~~	23,304	36,893	51,110	92,393	871,586	28,973	1,104,259

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

18. Leases (continued)

(g) The lease payments for low-value assets and short-term leases for the year ended December 31, 2019 are as follows:

		2019
Low-value assets	~~W~~	5,045
Short-term lease (*)		907
Total	~~W~~	5,952

(*) The payments less than 1 month are included.

    19.  Pledged assets

(a) Assets pledged as collateral as of December 31, 2019 and 2018 are as follows:

		2019	2018
Loans
Loans at amortized cost	~~W~~	128,163	129,210
Securities
Securities at FVTPL		15,016,057	11,533,107
Securities at FVOCI		2,387,555	1,372,746
Securities at amortized cost		12,791,744	10,670,253
		30,195,356	23,576,106
Deposits
Deposits at amortized cost		1,090,161	1,481,085
Property and Equipment (real estate)		121,446	154,490
Other financial assets		404	-
	~~W~~	31,535,530	25,340,891

The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2019 and 2018 are ~~W~~9,696,487 million and ~~W~~8,026,332 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or re-pledge regardless of pledger’s default as of December 31, 2019 and 2018 are as follows:

		2019
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	9,240,573	2,007,036

		2018
		Collateral held
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	7,342,239	5,190,387

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

20. Deposits

Deposits as of December 31, 2019 and 2018 are as follows:

		2019	2018
Demand deposits:
Korean won	~~W~~	103,048,895	94,210,806
Foreign currencies		13,233,812	11,950,027
		116,282,707	106,160,833
Time deposits:
Korean won		139,824,896	123,572,793
Foreign currencies		18,602,551	16,071,970
		158,427,447	139,644,763
Negotiable certificates of deposits		9,707,791	9,247,088
Note discount deposits		4,579,587	4,087,530
CMA		3,987,372	4,084,709
Others		1,889,352	1,775,267
	~~W~~	294,874,256	265,000,190

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

21.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2019 and 2018 are as follows:

		2019	2018
Securities sold:
Stocks	~~W~~	298,008	488,873
Bonds		825,942	440,382
Others		40,747	32,117
		1,164,697	961,372
Gold deposits		467,760	458,934
	~~W~~	1,632,457	1,420,306

22.  Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2018 are as follows:

		2019	2018	Reason for designation
Equity-linked securities sold	~~W~~	6,880,811	6,439,292	Combined instrument
Securities sold with embedded derivatives		2,528,645	2,096,508	Combined instrument
	~~W~~	9,409,456	8,535,800

   (*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~9,409,456 million as of December 31, 2019. Decrease in values of the liability due to credit risk changes are ~~W~~11,621 million for the year ended December 31, 2019 and the accumulated changes in values are ~~W~~(-)11,386 million as of December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

23.  Borrowings

Borrowings as of December 31, 2019 and 2018 are as follows:

	2019			2018
	Interest rate (%)		Amount	Interest rate (%)		Amount

Call money	0.00~ 5.25	~~W~~	712,247	0.00~6.85	~~W~~	1,425,162

Bill sold	0.80~ 1.60		19,070	0.75~1.70		14,536
Bonds sold under repurchase agreements:	0.95~ 5.40		9,089,736	0.50~6.50		7,614,659
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,429,346	0.50~0.75		2,329,946
Others	0.00~6.00		14,202,096	0.00~4.25		12,108,741
			16,631,442			14,438,687
Borrowings in foreign currencies:
Overdraft due to banks	0.00		86,791	0.00		77,673
Borrowings from banks	0.11~7.50		6,576,849	0.00~12.00		4,653,055
Others	1.94~13.65		1,748,031	2.60~7.90		1,596,626
			8,411,671			6,327,354
Deferred origination costs			(1,010)			(1,856)
		~~W~~	34,863,156		~~W~~	29,818,542

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

24.  Debt securities issued

Debt securities issued as of December 31, 2019 and 2018 were as follows:

	2019			2018
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.71~8.00	~~W~~	60,501,093	0.00~8.00	~~W~~	50,661,472
Subordinated debt securities issued	2.20~4.60		4,370,145	2.20~4.60		4,400,145
Loss on fair value hedges			(87,692)			(206,985)
Discount on debt securities issued			(66,334)			(84,962)
			64,717,212			54,769,670
Debt securities issued in foreign currencies:
Debt securities issued	0.01~7.59		6,750,085	0.20~4.01		6,278,680
Subordinated debt securities issued	3.34~5.10		3,797,536	3.75~5.00		2,271,799
Gain(Loss) on fair value hedges			141,264			(55,251)
Discount on debt securities issued			(42,733)			(37,199)
			10,646,152			8,458,029
		~~W~~	75,363,364		~~W~~	63,227,699

25.  Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	2,063,102	1,841,982
Fair value of plan assets		(1,943,644)	(1,714,634)
Recognized liabilities for defined benefit obligations(*)	~~W~~	119,458	127,348

(*) The net defined benefit liability of ~~W~~119,458 million as of December 31, 2019 is the net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

25.  Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,841,982	(1,714,634)	127,348
Included in profit or loss:
Current service cost		172,490	-	172,490
Past service cost		(1,588)	-	(1,588)
Interest expense (income)		57,253	(54,336)	2,917
Settlement expense (income)		(29)	-	(29)
		228,126	(54,336)	173,790
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(7,584)	-	(7,584)
Financial assumptions		53,475	-	53,475
Experience adjustment		8,001	-	8,001
- Return on plan assets excluding interest income		-	21,719	21,719
		53,892	21,719	75,611
Other:
Benefits paid by the plan		(87,066)	80,063	(7,003)
Contributions paid into the plan		-	(252,858)	(252,858)
Settlement gain or loss		216	-	216
Business combination (Note 47)		25,965	(23,598)	2,367
Effect of movements in exchange rates		(13)	-	(13)
		(60,898)	(196,393)	(257,291)
Ending balance	~~W~~	2,063,102	(1,943,644)	119,458

(*) Profit and loss related to defined benefit plans are included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

25.  Employee benefits (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2019 and 2018 were as follows (continued):

		2018
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,695,191	(1,688,047)	7,144
Included in profit or loss:
Current service cost		144,923	-	144,923
Past service cost		54	-	54
Interest expense (income)		59,836	(66,676)	(6,840)
		204,813	(66,676)	138,137
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18,399	-	18,399
Financial assumptions		79,038	-	79,038
Experience adjustment		(10,762)	-	(10,762)
- Return on plan assets excluding interest income		-	41,701	41,701
		86,675	41,701	128,376
Other:
Benefits paid by the plan		(142,938)	137,335	(5,603)
Contributions paid into the plan		-	(139,348)	(139,348)
Settlement gain or loss		407	-	407
Effect of movements in exchange rates		(1,273)	-	(1,273)
Others(*2)		(893)	401	(492)
		(144,697)	(1,612)	(146,309)
Ending balance	~~W~~	1,841,982	(1,714,634)	127,348

(*1) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

(*2) Others represent the change amounts due to the conversion to defined contribution.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

25.  Employee benefits (continued)

(c) The composition of plan assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Plan assets comprise:
Equity securities	~~W~~	256,353	257,581
Debt securities		28,094	817
Due from banks		1,577,274	1,394,634
Other		81,923	61,602
	~~W~~	1,943,644	1,714,634

(d) Actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	2019	2018	Description
Discount rate	2.71%~3.17%	3.02%~3.22%	AA0 corporate bond yields
Future salary increase rate	1.80%~4.00% + Upgrade rate	0.99%~3.40% + Upgrade rate	Average for 5 years
Weighted average maturity	8.2 years~ 16.2 years	7.7 years ~ 9.9 years

(e) Sensitivity analysis

As of December 31, 2019 and 2018, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		2019
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(201,770)	233,057
Future salary increase rate (1%p movement)		231,967	(204,242)

		2018
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(159,549)	180,542
Future salary increase rate (1%p movement)		176,924	(159,169)

26. Provisions

(a) Provisions as of December 31, 2019 and 2018 are as follows:

		2019	2018
Asset retirement obligations	~~W~~	64,922	49,183
Expected loss related to litigation		8,789	25,554
Unused credit commitments		263,752	232,347
Financial guarantee contracts issued		100,430	115,325
Others		119,131	86,007
	~~W~~	557,024	508,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

26. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2019 and 2018 are as follows:.

		2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	-	-
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	-	-
Transfer to impaired financial asset		(229)	(752)	981	(12)	-	12	-
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	-	1,302	323	102	2,762
OtOthers (*)		-	-	-	1,603	630	(117)	2,116
Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

26. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 months expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	-	-
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	-	-
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	-	13	-
Provided (reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	-	758	481	449	2,371
OtOthers (*)		-	-	-	36,621	936	(479)	37,078
Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

26. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	49,183	25,554	43,470	86,007	204,214
Provision(reversal)		(1,280)	(981)	(19,329)	(5,753)	(27,343)
Provision used		(1,930)	(17,365)	-	(47,217)	(66,512)
Foreign exchange translation		-	-	1,420	382	1,802
Others(*)		4,476	-	22	3,784	8,282
Business combination (Note 47)		14,473	1,581	-	81,928	97,982
Ending balance	~~W~~	64,922	8,789	25,583	119,131	218,425

(*)Others include the effects of unwinding and changes in discount rate.

		2018
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance(*1)	~~W~~	45,495	32,650	46,340	75,512	199,997
Provision(reversal)		4,789	(1,138)	(2,833)	4,900	5,718
Provision used		(4,210)	(6,343)	-	(7,554)	(18,107)
Foreign exchange translation		-	385	1,677	(1,006)	1,056
Others(*2)		3,109	-	(1,714)	14,155	15,550
Ending balance	~~W~~	49,183	25,554	43,470	86,007	204,214

(*1) In accordance with K-IFRS No. 1115, the Group has adjusted all bonus card point reward program related to customer loyalty programs.

(*2) Others include the effects of unwinding and changes in discount rate.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2019 and 2018 are as follows:

		2019	2018
Guarantees and acceptances outstanding	~~W~~	9,317,412	9,437,691
Contingent guarantees and acceptances		3,669,681	3,985,532
ABS and ABCP purchase commitments		2,116,354	2,083,522
Endorsed bill		11,287	37,667
	~~W~~	15,114,734	15,544,412
Allowance for loss on guarantees and acceptances	~~W~~	100,430	115,325
Ratio	%	0.66	0.74

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts

(a) Insurance liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018
Policy reserve	~~W~~	52,086,132	26,211,044
Policyholder’s equity adjustment		77,285	7,838
	~~W~~	52,163,417	26,218,882

(b) Policy reserve as of December 31, 2019 and 2018 are as follows:

		2019	2018
Interest rate linked	~~W~~	30,058,020	17,328,353
Fixed interest rate		22,028,112	8,882,691
	~~W~~	52,086,132	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27.  Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2019 and 2018 are as follows:

		2019
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,668,777	24,979,936	10,443,287	50,092,000	21,912	60	21,972	50,113,972
Guarantee reserve		29,400	249,845	744	279,989	-	-	-	279,989
Unearned premium reserve		2	945	-	947	291	-	291	1,238
Reserve for outstanding claims		212,641	1,084,472	233,259	1,530,372	16,858	-	16,858	1,547,230
Interest rate difference guarantee reserve		2,158	149	10	2,317	-	-	-	2,317
Mortality gains reserve		8,945	42,173	153	51,271	2	-	2	51,273
Interest gains reserve		24,486	267	17	24,770	-	-	-	24,770
Expense gains reserve		6,211	9,434	1	15,646	-	-	-	15,646
Long term duration dividend reserve		31,202	15,388	13	46,603	-	-	-	46,603
Reserve for policyholder’s profit dividend		2,268	-	-	2,268	-	-	-	2,268
Reserve for losses on dividend insurance contract		826	-	-	826	-	-	-	826
	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27.  Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	5,729,045	11,722,964	7,482,084	24,934,093	24,422	58	24,480	24,958,573
Guarantee reserve		10,148	64,978	124	75,250	-	-	-	75,250
Unearned premium reserve		3	301	-	304	506	-	506	810
Reserve for outstanding claims		99,676	837,317	185,328	1,122,321	18,089	-	18,089	1,140,410
Interest rate difference guarantee reserve		2,068	148	11	2,227	-	-	-	2,227
Mortality gains reserve		7,026	4,741	176	11,943	3	-	3	11,946
Interest gains reserve		18,662	254	19	18,935	-	-	-	18,935
Long term duration dividend reserve		52	9	1	62	-	-	-	62
Reserve for policyholder’s profit dividend		1,773	-	-	1,773	-	-	-	1,773
Reserve for losses on dividend insurance contract		1,058	-	-	1,058	-	-	-	1,058
	~~W~~	5,869,511	12,630,712	7,667,743	26,167,966	43,020	58	43,078	26,211,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(d) Reinsurance credit risk as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Reinsurance assets	Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	11,477	18,192	-	-
AA- to AA+		34,498	46,302	2,451	4,416
A- to A+		2,287	4,113	1,622	3,598
	~~W~~	48,262	68,607	4,073	8,014

(e) Income or expenses on insurance for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Insurance income:
Premium income	~~W~~	7,386,854	4,348,745
Reinsurance income		146,564	15,222
Separate account income		36,007	34,771
		7,569,425	4,398,738
Insurance expenses:
Claims paid		5,436,069	2,549,147
Reinsurance premium expenses		165,979	18,482
Provision for policy reserves (*)		1,724,816	1,694,716
Separate account expenses		36,007	34,770
Discount charge		657	669
Acquisition costs		805,508	454,479
Collection expenses		19,049	16,046
Deferred acquisition costs		(495,534)	(283,665)
Amortization of deferred acquisition costs		373,800	385,793
		8,066,351	4,870,437

Net loss on insurance	~~W~~	(496,926)	(471,699)

(*) Interest expenses on savings insurance contracts are included. (Accumulated ~~W~~1,907,954 million as of December 31, 2019 and accumulated ~~W~~964,816 million as of December 31, 2018)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(f) Maturity of premium reserve as of December 31, 2019 and 2018 are as follows:

		2019
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	845,304	2,079,125	2,118,652	941,413	2,236,313	20,732,909	28,953,716
Interest rate linked		213,892	329,647	1,032,366	572,153	2,058,859	16,953,340	21,160,257
Ending balance	~~W~~	1,059,196	2,408,772	3,151,018	1,513,566	4,295,172	37,686,249	50,113,973

		2018
		Less than 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	~~W~~	111,102	247,619	741,222	502,572	1,288,815	5,284,548	8,175,878
Interest rate linked		195,843	922,832	1,247,871	343,562	1,500,893	12,571,694	16,782,695
Ending balance	~~W~~	306,945	1,170,451	1,989,093	846,134	2,789,708	17,856,242	24,958,573

(g) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2019 and 2018.  The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(g) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iii) The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2019	2018	Measurement basis
Discount rate	2.02% ~ 8.35%	2.25% ~ 8.32%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	11.36% ~ 497.99%	2.58% ~ 247.65%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.
Operating expense rate

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50%

Maintenance expense (each case):

1,229 won ~ 3,332 won Collection expenses (on gross premium):

0.05% ~ 1.27%

		Acquisition cost - The first time : 90.00% ~ 982.70% - From the second time : 0.00% ~ 193.50% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%	Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year
Surrender ratio	0.76% ~ 33.03%	0.95% ~ 48.35%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

iv) The result of liability adequacy test as of December 31, 2019 and 2018 are as follows:

		2019
		Provisions for test	LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	595,317	1,248,489	653,172
Variable interest		900,378	1,002,149	101,771
		1,495,695	2,250,638	754,943
Non- Participating:
Fixed interest		6,608,221	3,079,715	(3,528,506)
Variable interest		14,563,065	12,340,762	(2,222,303)
		21,171,286	15,420,477	(5,750,809)
	~~W~~	22,666,981	17,671,115	(4,995,866)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(g) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iv) The result of liability adequacy test as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Provisions for test	LAT base(*)	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	589,618	1,322,481	732,863
Variable interest		859,858	939,791	79,933
		1,449,476	2,262,272	812,796
Non- Participating:
Fixed interest		6,009,771	2,822,160	(3,187,611)
Variable interest		14,149,581	12,037,953	(2,111,628)
		20,159,352	14,860,113	(5,299,239)
	~~W~~	21,608,828	17,122,385	(4,486,443)

(*) It is recalculated in accordance with the revised discount rate calculation rules for the year December 31, 2019.

v) Sensitivity analysis as of December 31, 2019 and 2018 are as follows:

		LAT fluctuation
		2019	2018(*)
Discount rate increased by 0.5%	~~W~~	(1,582,746)	(1,610,988)
Discount rate decreased by 0.5%		1,906,134	1,938,357
Operating expense increased by 10%		292,246	229,339
Mortality rate increased by 10%		873,184	837,453
Mortality rate increased by 5%		438,685	420,774
Surrender ratio increased by 10%		373,062	291,806

(*) It is recalculated in accordance with the revised discount rate calculation rules for the year December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(h) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2019. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(h) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd. (continued)

iii) The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2019	Measurement basis
Discount rate	2.07% ~ 10.86%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	20.00% ~ 255.00%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.
Operating expense rate

Acquisition cost (each case):

5,500 won ~ 1,227,000 won

- Proportional to annualized premium:

0.00% ~ 12.55%

Maintenance expense (each case):

50 won ~ 32,500 won

- Proportional to premium income:

0.42% ~ 3.45%

- Proportional to surrender value:

0.12%

Based on the recent one-year experience statistics, the Company reflects the company's future business cost policy to calculate the unit business cost by cost driver by division (new contract cost / maintenance cost) and sales channel. However, temporary expenses incurred unusually is excluded.

Surrender ratio	0.00% ~ 50.00%

Based on experience statistics for the last five years or more, annual premiums are calculated based on product group, payment method, channel, and elapsed period. Payment status (full payment and pension initiation) and tax benefits are included.

iv) The result of liability adequacy test as of December 31, 2019 are as follows:

		2019
		Provisions for test	LAT base	Premium loss (surplus)
Participating:
Fixed interest	~~W~~	716,607	644,715	(71,892)
Variable interest		1,134,245	1,541,967	407,722
		1,850,852	2,186,682	335,830
Non- Participating:
Fixed interest		9,296,542	4,629,266	(4,667,276)
Variable interest		9,236,731	8,635,022	(601,709)
Variable type (*)		(268,818)	(1,882,573)	(1,613,755)
		18,264,455	11,381,715	(6,882,740)
	~~W~~	20,115,307	13,568,397	(6,546,910)

(*) Variable type refers to a variable insurance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

27. Liability under insurance contracts (continued)

(h) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd. (continued)

v) Sensitivity analysis as of December 31, 2019 is as follows:

		LAT fluctuation
		2019
Discount rate increased by 0.5%	~~W~~	(1,203,136)
Discount rate decreased by 0.5%		1,686,867
Operating expense increased by 10%		245,181
Mortality rate increased by 10%		877,624
Mortality rate increased by 5%		440,025
Surrender ratio increased by 10%		421,767

28. Other liabilities

Other liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018
Lease liabilities	~~W~~	1,104,259	-
Accounts payable		11,894,764	9,748,168
Accrued expenses		3,502,538	3,267,188
Dividend payable		31,599	49,486
Advance receipts		173,850	131,386
Unearned income		294,710	236,827
Withholding value-added tax and other taxes		720,053	547,097
Securities deposit received		1,903,119	651,153
Foreign exchange remittances pending		243,532	225,956
Domestic exchange remittances pending		1,452,955	1,115,939
Borrowing from trust account		5,350,285	2,999,445
Due to agencies		744,660	779,473
Deposits for subscription		60,500	76,019
Separate account liabilities		8,700,695	2,845,380
Sundry liabilities		1,968,823	2,496,169
Other		151,056	50,881
Present value discount		(59,840)	(20,888)
	~~W~~	38,237,558	25,199,679

(*) As of December 31, 2019, the Group accounts for the lease liabilities as other liabilities. During the year ended December 31, 2019, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~189 million, cash outflows from leases are ~~W~~275,218 million, and interest expense on lease liabilities is ~~W~~11,291 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

29. Equity

(a) Equity as of December 31, 2019 and 2018 are as follows:

		2019	2018
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock(*1)		361,465	274,055
		2,732,463	2,645,053

Hybrid bond		1,731,235	1,531,759

Capital surplus:
Share premium(*1)		10,155,150	9,494,769
Others		410,203	400,719
		10,565,353	9,895,488

Capital adjustments(*2)		(1,116,770)	(552,895)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		306,470	2,958
Gain(Loss) on financial assets at fair value through profit or loss (overlay approach)		71,621	(79,057)
Equity in other comprehensive income of associates		8,177	4,883
Foreign currency translation adjustments for foreign operations		(217,465)	(321,853)
Net loss from cash flow hedges		(33,711)	(17,751)
Other comprehensive income of separate account		14,539	4,112
Actuarial losses		(401,532)	(346,682)
Changes in own credit risk on financial liabilities designated under fair value option		(8,255)	170
		(260,156)	(753,220)

Retained earnings(*3),(*4),(*5)		25,525,821	22,959,440

Non-controlling interest (*6),(*7)		2,752,435	925,805
	~~W~~	41,930,381	36,651,430

(*1) For the year ended December 31, 2019, ~~W~~750,000 million scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until the fourth year from the date of issue will be automatically converted on the day of the fourth year from the date of issue.

(*2) The Group acquired treasury stocks through a treasury stock trust for the years ended December 31, 2019 and 2018 and has recognized the consideration paid in equity, directly. The Group entered into a shareholders’ agreement to acquire additional shares in the Asia Trust Co., Ltd., resulting in decrease of ~~W~~125,829 million in capital adjustment for the year ended December 31, 2019.

(*3) As of December 31, 2019 and 2018, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~2,191,677 million and ~~W~~2,068,190 million, respectively.

(*4) As of December 31, 2019 and 2018, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~8,728 million and ~~W~~7,572 million, respectively.

(*5) As of December 31, 2019, profit dividends within retained earnings of subsidiaries of the Group subject to a restricted dividend in accordance with laws, etc. are amounted to ~~W~~6,419,934 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

29. Equity (continued)

(a) Equity as of December 31, 2019 and 2018 are as follows (continued):

(*6) As of December 31, 2019 and 2018, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank and Shinhan Capital have recognized as non-controlling interests were ~~W~~1,147,635 million and ~~W~~748,497 million, respectively. And, as of December 31, 2019 and 2018, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, and Shinhan Capital, ~~W~~36,729 million and ~~W~~27,546 million, respectively, are allocated to the net income of non-controlling interest.

(*7) The non-controlling interest of ~~W~~1,250,333 million increased due to business combination with Orange Life Insurance Co.,Ltd and Asia Trust Co., Ltd. for the year ended December 31, 2019. (Note 47)

(b) Capital stock

Capital stock of the Group as of December 31, 2019 and 2018 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding as of December 31,2019		17,482,000

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2019 and December 31, 2018 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		2019	2018
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	-
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,531,759

The Group can make advanced redemption for the above bonds, after 5 or 10 years from the issuance date; and has unconditional rights to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds is also not paid.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	(552,895)	(398,035)
Acquisition of stocks		(444,077)	(155,923)
The Acqusition commitment amount for subsidiaries’s remaining shares		(125,830)	-
Other transactions with owners		6,032	1,063
Ending balance	~~W~~	(1,116,770)	(552,895)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

29. Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

		2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	-	-	14,382	-	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	-	-	-	-	-	-	-	-	-	(23,281)
Effect of hedge accounting		-	-	-	-	(75,020)	-	-	-	-	-	(75,020)
Hedging		(731)	-	-	(49,361)	50,083	-	-	-	-	-	(9)
Effects from exchange rate fluctuations		-	-	-	147,899	-	-	-	-	293	-	148,192
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(75,595)	-	-	-	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		-	-	-	-	-	-	-	-	5,860	-	5,860
Non-controlling interests		(67,457)	(12,289)	-	(1,383)	2,629	-	(206)	-	-	-	(78,706)
Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

29. Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018 are as follows (continued):

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	-	-	11,967	-	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	-	13,103	-	-	-	-	-	-	-	28,915
Effect of hedge accounting		-	-	-	-	(92,272)	-	-	-	-	-	(92,272)
Hedging		(2,365)	-	-	(35,879)	60,501	-	-	-	-	-	22,257
Effects from exchange rate fluctuations		1,733	-	-	45,904	-	-	-	-	423	-	48,060
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(128,139)	-	-	-	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		-	-	-	-	-	-	-	10	2,635	-	2,645
Non-controlling interests		(1,305)	-	-	482	-	-	411	-	-	-	(412)
Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

29. Equity (continued)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Date of appropriation:		March 26, 2020	March 27, 2019
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,184,339	4,867,521
Net effect due to change in accounting policy		-	(23)
Dividend to hybrid bonds		(61,993)	(40,357)
Net income		1,129,173	1,234,883
		6,251,519	6,062,024
Appropriation of retained earnings:
Legal reserve		(112,917)	(123,488)
Dividends
Dividends on common stocks paid		(851,587)	(753,041)
Dividends on preferred stocks paid		(32,342)	-
Regulatory reserve for loan losses		(3,260)	(1,156)
		(1,000,106)	(877,685)
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,251,413	5,184,339

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	2,844,690	2,885,018
K-IFRS No. 1109 adoption		-	(388,551)
Business combination		25,608	-
Planned regulatory reversal of loan losses		290,872	348,223
Ending balance	~~W~~	3,161,170	2,844,690

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

29. Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,403,497	3,156,722
Provision for regulatory reserve for loan losses (*1)		(292,728)	(348,127)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,110,769	2,808,595
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)		6,387	5,844

(*1) The increase in reserve for credit losses, ~~W~~25,608 million, due to the business combination with Orange Life insurance and Asia Trust. during the year is excluded.

(*2) Dividends for hybrid bonds are deducted.

(h) Treasury stock

The acquisitions of treasury stock as of December 31, 2019 and 2018 are as follows::

		2019
		Beginning balance	Acquisition	Ending balance
The number of share		3,648,659	10,233,403	13,882,062
Carrying value	~~W~~	155,923	444,077	600,000

(*) The Group entered into a treasury stock trust agreement with Samsung Securities Co., Ltd., and acquired treasury stocks.

		2018
		Beginning balance	Acquisition	Ending balance
The number of share		-	3,648,659	3,648,659
Carrying value	~~W~~	-	155,923	155,923

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

30. Dividends

(a) Details of dividends recognized as distributions to stockholders for the years ended December 31, 2019 and 2018 are as follows:

		2019 (*1)	2018
Common Stock
Total number of shares issued and outstanding	~~W~~	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,850	1,600
Dividends(*2)	~~W~~	851,587	753,041
Dividend rate per share	%	37.0	32.0
Preferred Stock
Total number of shares issued and outstanding	~~W~~	17,482,000	-
Par value per share in won		5,000	-
Dividend per share in won		1,850	-
Dividends	~~W~~	32,342	-
Dividend rate per share	%	37.0	-

(*1) The dividend is the amount of dividend that will be paid on March 26, 2020 and is not recognized as a distribution to the owners during the year.

(*2) Dividends on own shares held by the Group are excluded.

(b) Dividend for hybrid bond was calculated as follows for the years ended December 31, 2019 and 2018:

		2019	2018
Amount of hybrid bond	~~W~~	1,738,150	1,538,150
Interest rate	%	3.27 ~ 5.88	3.77 ~ 5.88
Dividend	~~W~~	61,993	40,357

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

31. Net interest income

Net interest income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Interest income:
Cash and deposits at amortized cost	~~W~~	210,415	155,075
Deposits at FVTPL		31,506	33,845
Securities at FVTPL		740,378	623,651
Securities at FVOCI		1,077,995	759,301
Securities at amortized cost		1,061,262	730,382
Loans at amortized cost		12,435,302	11,158,558
Loans at FVTPL		56,961	23,110
Others		93,543	88,534
		15,707,362	13,572,456
Interest expense:
Deposits		(3,644,632)	(3,091,659)
Borrowings		(551,416)	(468,068)
Debt securities issued		(1,666,257)	(1,336,840)
Others		(107,093)	(95,800)
		(5,969,398)	(4,992,367)

Net interest income	~~W~~	9,737,964	8,580,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

32. Net fees and commission income

Net fees and commission income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Fees and commission income:
Credit placement fees	~~W~~	66,666	62,766
Commission received as electronic charge receipt		151,584	146,309
Brokerage fees		353,382	412,165
Commission received as agency		140,484	120,508
Investment banking fees		151,031	91,273
Commission received in foreign exchange activities		244,325	214,395
Asset management fees		307,167	235,275
Credit card fees		1,234,239	1,360,322
Operating lease fees (*)		142,025	82,141
Others		766,110	570,102
		3,557,013	3,295,256
Fees and commission expense:
Credit-related fee		(42,023)	(36,817)
Credit card fees		(915,521)	(944,533)
Others		(458,950)	(374,909)
		(1,416,494)	(1,356,259)

Net fees and commission income	~~W~~	2,140,519	1,938,997

(*) Among operating lease fees recognized during the current period, there is no variable lease fee income which does not vary by index or rate.

33. Dividend income

Dividend income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Securities at FVTPL	~~W~~	65,572	70,955
Securities at FVOCI		16,586	16,871
	~~W~~	82,158	87,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

34. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2019 and 2018 are as follows:

		2019	2018
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	87,374	(61,848)
Gain on sale		13,400	-
		100,774	(61,848)
Net gain (loss) on loans measured at FVTPL
Gain (loss) on valuation		(248,032)	916
Gain on sale		10,395	9,133
		(237,637)	10,049
Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		137,181	111,029
Gain on sale		125,431	78,718
Other gains		297,024	223,731
		559,636	413,478
Equity securities
Gain on valuation		141,246	286,801
Gain (loss) on sale		183,969	(275,356)
		325,215	11,445
Other
Gain on valuation		28,803	19,086

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(16,810)	(115,667)
Gain (loss) on disposition		(35,710)	268,932
		(52,520)	153,265
Other
Loss on valuation		(91,025)	(14,892)
Gain on disposition		4,169	1,394
		(86,856)	(13,498)

Derivatives:
Gain (loss) on valuation		388,880	(291,879)
Gain on transaction		359,187	179,928
		748,067	(111,951)
	~~W~~	1,385,482	420,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

35.  Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Financial assets designated at fair value through profit or loss:
Equity securities:
Loss on sale	~~W~~	-	(4,737)
Financial liabilities designated at fair value through profit or loss:
Borrowings:
Gain (loss) on valuation		(33,871)	382,667
Loss on sale and redemption		(812,175)	(404,573)
	~~W~~	(846,046)	(26,643)

36.  Provision for allowance for credit loss

Provision for allowance for credit loss on financial assets for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Loans at amortized cost	~~W~~	(910,898)	(704,515)
Other financial assets at amortized cost		(33,945)	(24,070)
Securities at fair value through other comprehensive income		(5,787)	(12,066)
Others (unused credit line and financial guarantee, etc)		(29,519)	(4,826)
Securities at amortized cost		(543)	(2,400)
	~~W~~	(980,692)	(747,877)

37.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Employee benefits:
Salaries	~~W~~	2,918,065	2,736,604
Severance benefits:
Defined contribution		35,972	23,745
Defined benefit		168,732	133,749
Termination benefits		122,732	115,275
		3,245,501	3,009,373

Entertainment		36,931	30,442
Depreciation		479,657	171,771
Amortization		99,208	73,575
Taxes and dues		197,691	176,133
Advertising		265,739	287,688
Research		17,742	13,928
Others		792,205	978,665
	~~W~~	5,134,674	4,741,575

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

38.  Share-based payments

(a) Stock options granted as of December 31, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Type	Cash payment	Cash payment	Cash payment

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~ 38,829	~~W~~ 54,560	~~W~~ 49,053

Number of shares granted	3,296,200	1,301,050	808,700

Options expiry dates	August 21, 2019	August 19, 2020	May 17, 2021/ September 17,2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Exercised and cancelled	2,500	-	9,466
Balance at December 31, 2019	-	58,764	36,162

Fair value per share in won	~~-~~	~~W~~ 88	~~W~~1,122 (Expiration of contractual exercise period : May 17, 2021) ~~W~~ 1,301 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 94,926 stock options outstanding at December 31, 2019 is ~~W~~52,462.

(*2) As of December 31, 2019, the exercise of the remaining for 9,466 stock options (7th grant) was cancelled.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

38.  Share-based payments (continued)

(b) Performance shares granted as of December 31, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period	4 or 5 years

Estimated number of shares vested at December 31, 2019	20,427	2,074,713

Fair value per share in won	~~W~~40,889, ~~W~~45,766, ~~W~~49,405, ~~W~~40,580, ~~W~~44,222, for the expiration of operating period from 2015 to 2019	~~W~~43,350

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. Share price to be paid in the future is evaluated using the share price as of the end of the reporting period. For share-based payment transactions among the controlling company and its subsidiaries, the controlling company and its subsidiaries receiving the services shall measure the services received as a cash-settled and an equity-settled share-based payment transaction, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

38.  Share-based payments (continued)

(c) Share-based compensation costs for the years ended December 31, 2019 and 2018 were as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324
	~~W~~	4,670	32,634	37,304

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(14)	(14)
5th		-	(19)	(19)
6th		(23)	(139)	(162)
7th		(59)	(86)	(145)
Performance share		1,154	9,768	10,922
	~~W~~	1,072	9,510	10,582

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

38.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2019 and 2018 are as follows:

		2019
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*)The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2018
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

(*) The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

39. Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	18,298	40,624
Others:
Gain on hedged items		564,438	418,390
Reversal of allowance for acceptances and guarantee		19,329	2,834
Gain on trust account		27	-
Reversal of other allowance		11,194	5,033
Others		97,777	131,345
		692,765	557,602
		711,063	598,226
Other operating expense
Loss on sale of assets:
Loans at amortized cost		(27,291)	(14,271)
Others:
Loss on hedged items		(596,533)	(406,872)
Contribution		(311,336)	(283,331)
Provision for other allowance		(6,939)	(13,036)
Depreciation of operating lease assets		(98,288)	(56,570)
Others		(857,918)	(653,501)
		(1,871,014)	(1,413,310)
		(1,898,305)	(1,427,581)
Net other operating expenses	~~W~~	(1,187,242)	(829,355)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

40. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Other non-operating income
Gain on disposal of assets:
Property and equipment (*)	~~W~~	1,452	12,611
Investment property		12,640	4,783
Lease assets		1,681	1,153
Right-of-use assets		1,112	-
Others		407	-
		17,292	18,547
Gain on disposal of Investments in associates		3,461	17,427
Others:
Rental income on investment property		43,777	32,488
Reversal of impairment losses on intangible asset		438	62
Gain from assets contributed		86	77
Others		82,879	49,276
		127,180	81,903
		147,933	117,877
Other non-operating expense
Loss on disposal of assets:
Property and equipment (*)		(870)	(3,082)
Investment property		-	(2,958)
Lease assets		(3,221)	(3,964)
Right-of-use assets		(306)	-
Others		-	(3)
		(4,397)	(10,007)
Loss on disposal of investments in associates		(3,974)	(11,546)
Impairment loss on investments in associates		-	(5,849)
		(3,974)	(17,395)
Others:
Donations		(94,937)	(88,650)
Depreciation of investment properties		(17,565)	(16,917)
Impaired loss on intangible assets		(152,081)	(771)
Write-off of intangible assets		(9,221)	(1,537)
Collecting of written-off expenses		(7,322)	(6,048)
Others		(46,465)	(26,844)
		(327,591)	(140,767)
		(335,962)	(168,169)
Net other non-operating loss	~~W~~	(188,029)	(50,292)

(*) Gains or losses on sale and leaseback transactions are included in gains or losses on disposal of property and equipment respectively, and there are no gains or losses recognized on sale and leaseback transactions for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

41.  Income tax expense

(a) Income tax expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Current income tax expense	~~W~~	1,115,724	896,755
Temporary differences		296,244	383,190
Income tax recognized in other comprehensive income		(142,844)	(11,600)
Income tax expenses	~~W~~	1,269,124	1,268,345

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Profit before income taxes	~~W~~	4,911,508	4,466,610

Income taxes at statutory tax rates		1,345,187	1,222,840
Adjustments:
Non-taxable income		8,500	(9,561)
Non-deductible expense		18,461	12,854
Tax credit		(2,289)	(23,317)
Other		(100,735)	65,529
Income tax expense	~~W~~	1,269,124	1,268,345

Effective tax rate	%	25.84	28.40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2019 and 2018 are as follows:

	2019
		Beginning Balance	Business combination	Profit or loss	Other comprehensive income	Ending Balance(*)
Unearned income	~~W~~	(255,336)	(62,077)	(14,266)	-	(331,679)
Account receivable		(24,139)	-	(2,185)	-	(26,324)
Financial assets at fair value through profit or loss		48,277	9,284	(20,972)	(56,654)	(20,065)
Securities at fair value through other comprehensive income		177,358	(554,017)	425,491	(130,344)	(81,512)
Investment in associates		24,743	-	(5,937)	(48)	18,758
Valuation and depreciation of property and equipment		(161,996)	-	10,950	-	(151,046)
Derivative asset (liability)		111,751	(1,132)	(97,147)	7,533	21,005
Deposits		28,036	-	2,605	-	30,641
Accrued expenses		132,689	15,298	(2,493)	-	145,494
Defined benefit obligation		447,658	4,805	33,321	20,348	506,132
Plan assets		(446,323)	(4,610)	(57,165)	958	(507,140)
Other provisions		194,475	2,283	16,297	-	213,055
Allowance for acceptances and guarantees		29,157	42,234	8,623	-	80,014
Allowance related to asset revaluation		(49,713)	-	-	-	(49,713)
Allowance for expensing depreciation		(465)	-	64	-	(401)
Deemed dividend		-	-	-	-	-
Accrued contributions		21,711	-	15,107	-	36,818
Financial instruments designated at fair value through profit of loss		(87,408)	-	130,225	-	42,817
Allowances		48,784	-	(10,716)	-	38,068
Fictitious dividend		1,325	-	16	-	1,341
Liability under insurance contracts		22,593	-	1,554	-	24,147
Deficit carried over		-	-	-	-	-
Other		(225,676)	204,351	(537,808)	15,363	(543,770)
		37,501	(343,581)	(104,436)	(142,844)	(553,360)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		367,444	-	(47,433)	-	320,011
	~~W~~	404,945	(343,581)	(151,869)	(142,844)	(233,349)

(*) Deferred tax assets from overseas subsidiaries were increased by ~~W~~1,530 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2019 and 2018 are as follows (continued) :

		2018
		Beginning Balance (*1)	Profit or loss	Other comprehensive income	Ending Balance(*2)
Unearned income	~~W~~	(202,069)	(53,267)	-	(255,336)
Account receivable		(19,267)	(4,872)	-	(24,139)
Financial assets at fair value through profit or loss		(47,548)	79,000	16,825	48,277
Securities at fair value through other comprehensive income		307,729	(47,548)	(82,823)	177,358
Investment in associates		24,918	3,205	(3,380)	24,743
Valuation and depreciation of property and equipment		(163,313)	1,317	-	(161,996)
Derivative asset (liability)		(70,828)	171,000	11,579	111,751
Deposits		27,904	132	-	28,036
Accrued expenses		171,310	(38,621)	-	132,689
Defined benefit obligation		408,266	6,965	32,427	447,658
Plan assets		(411,935)	(37,117)	2,729	(446,323)
Other provisions		191,298	3,177	-	194,475
Allowance for acceptances and guarantees		23,929	5,228	-	29,157
Allowance related to asset revaluation		(52,886)	3,173	-	(49,713)
Allowance for expensing depreciation		(529)	64	-	(465)
Deemed dividend		5,317	(5,317)	-	-
Accrued contributions		11,904	9,807	-	21,711
Financial instruments designated at fair value through profit of loss		(7,194)	(80,214)	-	(87,408)
Allowances		131,222	(82,438)	-	48,784
Fictitious dividend		4,990	(3,665)	-	1,325
Liability under insurance contracts		18,105	4,488	-	22,593
Deficit carried over		1,505	(1,505)	-	-
Other		59,471	(296,190)	11,043	(225,676)
		412,299	(363,198)	(11,600)	37,501
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		375,807	(8,363)	-	367,444
	~~W~~	788,106	(371,561)	(11,600)	404,945

(*1) Changes in the scope of application of K-IFRS No.1109 and 1115 have been reflected.

(*2) Deferred tax assets from overseas subsidiaries were increased by ~~W~~29 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

41.  Income tax expense (continued)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2019 and 2018 are as follows:

		January 1, 2019		Changes		December 31, 2019
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	11,713	(8,754)	427,657	(124,147)	439,370	(132,901)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		235	(65)	(11,621)	3,196	(11,386)	3,131
Foreign currency translation adjustments for foreign operations		(306,766)	(15,087)	98,418	5,970	(208,348)	(9,117)
Gain (loss) on cash flow hedge		(24,485)	6,733	(23,492)	7,533	(47,977)	14,266
Equity in other comprehensive income of associates		4,957	(74)	3,343	(48)	8,300	(122)
The accumulated other comprehensive income in separate account(*)		5,672	(1,560)	14,382	(3,955)	20,054	(5,515)
Remeasurements of the defined benefit liability		(477,382)	130,700	(76,156)	21,306	(553,538)	152,006
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(108,655)	29,597	207,333	(56,654)	98,678	(27,057)
Income tax charged or credited directly to equity	~~W~~	(894,711)	141,490	639,864	(146,799)	(254,847)	(5,309)

		January 1, 2018		Changes		December 31, 2018
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(255,593)	76,124	267,306	(84,878)	11,713	(8,754)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,141)	588	2,376	(653)	235	(65)
Foreign currency translation adjustments for foreign operations		(317,264)	(25,054)	10,498	9,967	(306,766)	(15,087)
Gain (loss) on cash flow hedge		7,286	(4,845)	(31,771)	11,578	(24,485)	6,733
Equity in other comprehensive income of associates		(5,868)	3,306	10,825	(3,380)	4,957	(74)
The accumulated other comprehensive income in separate account(*)		(6,295)	1,731	11,967	(3,291)	5,672	(1,560)
Remeasurements of the defined benefit liability		(349,538)	95,543	(127,844)	35,157	(477,382)	130,700
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(33,713)	8,988	(74,942)	20,609	(108,655)	29,597
Income tax charged or credited directly to equity	~~W~~	(963,126)	156,381	68,415	(14,891)	(894,711)	141,490

(*) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other liabilities of separate account's financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

41.  Income tax expense (continued)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2019 and 2018 are as follows:

		2019	2018
Tax loss carry forward	~~W~~	-	99,449

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018
Investment in associates	~~W~~	(766,888)	(686,107)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2019 and 2018 are as follows:

		2019	2018
Deferred tax assets	~~W~~	518,337	483,517
Deferred tax liabilities		(751,686)	(78,572)

(h) As of December 31, 2019, the Group has filed a dispute against the tax authorities and the courts for the refund of the corporate tax on seven cases (claim amount: ~~W~~ 34,449 million). If the likelihood of winning a lawsuit increases, the Group will recognize the related assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won, except per share data)

42.  Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,403,497	3,156,722
Less:
Dividends to hybrid bond		(61,993)	(40,357)

Net profit available for common stock	~~W~~	3,341,504	3,116,365

Weighted average number of common shares outstanding(*)		477,346,731	473,649,076

Basic and diluted earnings per share in won	~~W~~	7,000	6,579

(*) The number of basic ordinary shares outstanding is 474,199,587 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019. If the convertible preferred shares issued during the year are not included in common stocks, the basic and diluted earnings per share of the net profit of the Group is ~~W~~7,176.

43.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2019 and 2018 are as follows:

		2019	2018
Guarantees:
Guarantees outstanding	~~W~~	9,319,885	9,437,691
Contingent guarantees		3,669,697	3,985,532
		12,989,582	13,423,223
Commitments to extend credit:
Loan commitments in won		74,393,722	69,906,336
Loan commitments in foreign currency		22,542,776	19,967,297
ABS and ABCP commitments		2,116,354	2,083,522
Others		81,387,165	73,816,233
		180,440,017	165,773,388
Endorsed bills:
Secured endorsed bills		11,287	37,667
Unsecured endorsed bills		6,737,097	7,758,242
		6,748,384	7,795,909
Loans sold with recourse		2,099	2,099
	~~W~~	200,180,082	186,994,619

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

43.  Commitments and contingencies (continued)

(b) Legal contingencies

The Group’s pending lawsuits as a defendant as of December 31, 2019 are as follows:

Case	Number of claim	Descriptions		Claim amount

Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	~~w~~	10,767

Compensation for a loss	1	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the Group is holding assets. In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different.		6,893

Confirm deposit accounts	1	Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. As a result, the lawsuit has been commissioned by the legal firm proceed a Matron's private lawsuit related the Group.		5,575

Others	425	Compensation for a loss claim, etc.		234,131
	428		~~w~~	257,366

As of the December 31, 2019, the Group has recorded ~~W~~8,789 million and ~~W~~1,727 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) In relation to Asia Trust Co., Ltd.,(“Asia Trust”) a subsidiary of the Group, a number of complaints have arisen due to misuse of the seals discarded by employees prior to the Group’s acquisition of Asia Trust. Some of them filed a lawsuit against the Group (claim amount of ~~W~~50.3 billion) during the current year, and a special inspection was conducted by the Financial Supervisory Service in February 2019. The Group did not reflect these financial effects in the consolidated financial statements as of December 31, 2019 because the Group could not reliably measure the likelihood of loss and extent of loss.

(e) Regarding the currency option contracts, the Group has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; the Group will proceed with Board of Directors’ decision. The Group's management anticipates that the result of the adjustment will not have a significant impact on the Group's financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

43.  Commitments and contingencies (continued)

(f) The Group as the Prime Brokerage Service provider has performed the TRS transactions (Total Return Swap: Derivatives that exchange risk with income from underlying assets, such as stocks, bonds, funds, etc.) as per the TRS Agreement with a fund managed by Lime Asset Management (“Lime Fund”).

Through the TRS Agreement with the Group, Lime Fund indirectly invested about $200 million of IIG Global Trade Finance Fund, IIG Trade Finance Fund and IIG Trade Finance Fund-FX Hedged (collectively, “IIG Funds”) from May 2017 to September 2017.

In accordance with the Lime Fund's directions in 2019, the Group invested IIG Fund in kind in LAM Enhanced Finance III L.P. (“LAM III Fund”) and acquired the LAM III Fund's beneficiary certificates. The recoverable amount on the LAM III Fund beneficiary certificates is affected by the recoverable amounts of the IIG funds contributed in kind. The IIG Funds received cancellation of registration and asset freeze order from the U.S Securities and Exchange Commission in November 2019.

The Financial Supervisory Service (“FSS”) announced in February 2020 that the Group was suspected of being involved in misconduct and fraudulent activities while the Group made the TRS transactions with the Lime Asset Management. The related prosecutors’ investigations on Lime Asset Management are also underway. As of now whether the Group as the Prime Brokerage Service provider is legally responsible depends on the FSS’s additional inspections, prosecutors’ inspections and the future litigation; and the legal obligation of the Group relating to the suspected involvement in the fraudulent activities is not determined.

In addition, some of the private equity funds sold by the Group and managed by Lime Asset management are being inspected for whether any mis-selling has been involved by the supervisory authority. Depending on the results of the inspection, proceedings for dispute settlement and loss compensation on the miss-selling, if any, may take place. Whether a mis-selling has happened or the amount of compensation cannot be estimated reliably, the Group did not recognized a provision.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

44.  Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2019 and 2018 are as follows:

		2019	2018
Cash and due from banks at amortized cost	~~W~~	28,435,818	17,363,450
Adjustments:		(3,349,719)	(3,008,188)
Due from financial institutions with a maturity over three months from date of acquisition		(16,506,925)	(6,175,506)
Restricted due from banks		(19,856,644)	(9,183,694)
	~~W~~	8,579,174	8,179,756

(b)	Significant non-cash activities for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Debt-equity swap	~~W~~	224,093	28,759
Transfers from construction-in-progress to property and equipment		76,004	6,319
Transfers between property and equipment and investment property		104,573	28,199
Transfers between assets held for sale to property and equipment		455	80
Transfers between investment property and assets held for sale		15,795	-
Accounts payable for purchase of intangible assets, etc.		472,798	1,047
Transaction for right-of-use assets		1,376,764	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

44.  Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowi-ngs	Debentures	Lease liabilities(*)	Total
Balance at January 1, 2019	~~W~~	7,477	84,579	29,818,542	63,227,699	536,842	93,675,139
Changes from cash flows		-	(21,958)	5,017,269	11,201,673	(269,362)	15,927,622
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	-	58,320	352,524	11,291	422,135
Changes in foreign currency exchange rate		-	-	173,623	282,534	-	456,157
Others		47,020	(13,946)	(204,598)	298,934	792,901	920,311
Business combination(Note47)		-	-	-	-	32,587	32,587
Balance at December 31, 2019	~~W~~	54,497	48,675	34,863,156	75,363,364	1,104,259	111,434,951

(*) At the beginning balance of 2019, the lease liabilities are included due to the adoption of K-IFRS No. 1116.

		2018
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Total
Balance at January 1, 2018	~~W~~	3,966	146,278	27,586,610	51,340,821	79,077,675
Changes from cash flows		(5,845)	(12,002)	1,772,203	11,798,466	13,552,822
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	-	181,050	335,935	516,985
Changes in foreign currency exchange rate		-	-	955,512	229,277	1,184,789
Others		9,356	(49,697)	(676,833)	(476,800)	(1,193,974)
Balance at December 31, 2018	~~W~~	7,477	84,579	29,818,542	63,227,699	93,138,297

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

45.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of December 31, 2019 and 2018 are as follows:

Related party	Account		2019	2018
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	92	9,860
〃	Credit card loans		173	116
〃	Deposits		402	444
Partners 4th Growth Investment Fund	Deposits		1,443	1,855
BNP Paribas Cardif General Insurance	Credit card loans		26	29
〃	Allowances for credit Loss (“ACL”)		-	(2)
〃	Other assets		401	-
〃	Deposits		17	157
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		91	151
Dream High Fund Ⅲ	Deposits		5	4
Midas Dong-A Snowball Venture Fund(*1)	Deposits		-	159
Credian Healthcare Private Equity Fund II	Deposits		4	45
Midas Dong-A Snowball Venture Fund 2	Deposits		233	354
IBKS-Shinhan Creative Economy New Technology Fund II (*1)	Deposits		-	672
Eum Private Equity Fund No.3	Deposits		353	49
SHBNPP Private Korea Equity Long-Short Professional Feeder (*2)	Other assets		-	133
Shinhan Global Healthcare Fund 1	Unearned revenue		-	360
Shinhan Fintech New Technology Fund No.1(*1)	Unearned revenue		-	123
Taihan Industrial System Co., Ltd.(*3)	Deposits		-	85
Incorporated association Finance Saving Information Center	Credit card loans		-	3
	Deposits		6	4
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		248	278
Nomura investment property trust No.19	Loans		11,973	11,966
〃	Other assets		42	45
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		678	236
Shinhan-Stonebridge Petro Private Equity Fund	Other assets		810	484
Korea Finance Security	Deposits		362	-
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		9	-
Hermes Private Investment Equity Fund	Deposits		275	-
Multimedia Tech Co.Ltd	Deposits		3	-
Korea Credit Bureau	Deposits		80	-
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	-
〃	ACL		(78)	-
SBC PFV Co., Ltd	Deposits		5,142	-
GMG Development Co,. Ltd	Deposits		300	-
Sprott Global Renewable Private Equity Fund I	Deposits		342	-
IMM Global Private Equity Fund	Loans		800	-
〃	ACL		(3)	-
〃	Deposits		7,598	-
Key management personnel and their immediate relatives:	Loans		4,426	3,313
	Assets		43,431	26,334
	Liabilities	~~W~~	16,822	4,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

45.  Related parties (continued)

(a) Balances with the related parties as of December 31, 2019 and 2018 are as follows (continued) :

(*1) Excluded from related parties due to the disposal or liquidation.

(*2) As the Group held control due to increases in the equity ratio during the year, it was changed from an associates to a consolidated subsidiary.

(*3) As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2019 and 2018 are as follows:

Related party	Account		2019	2018
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	4,230	3,716
〃	Reversal of credit losses		3	4
〃	Other operating expenses		(1)	-
〃	General and administrative expenses		(9)	(17)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		448	685
BNP Paribas Cardif General Insurance	Fees and commission income		11	9
〃	Other operating expenses		468	-
〃	Provision for credit losses		-	(2)
Midas Dong-A Snowball Venture Fund(*1)	Fees and commission income		119	47
〃	Interest expense		(1)	(2)
SP New Technology Business investment Fund Ⅰ (*2)	Fees and commission income		-	317
IBKS-Shinhan Creative Economy New Technology Fund I (*2)	Fees and commission income		380	13
IBKS-Shinhan Creative Economy New Technology Fund II(*1)	Fees and commission income		8	16
SM New Technology Business Investment Fund I	Fees and commission income		14	55
JAEYOUNG SOLUTEC CO., LTD.(*2)	Interest income		-	523
〃	Fees and commission income		-	2
〃	Other operating income		-	3
〃	Interest expenses		-	(2)
〃	Provision for credit losses		-	(1)
Partners 4th Growth Investment Fund	Interest expense		(7)	(19)
Shinhan-Albatross Technology Investment	Fees and commission income		216	216
SHBNPP Private Korea Equity Long-Short Professional Feeder(*3)	Fees and commission income		363	975
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		-	(2)
STI-New Growth Engines Investment(*2)	Fees and commission income		-	16
Shinhan Fintech New Technology Fund No.1(*1)	Fees and commission income		38	153
Shinhan Global health Care Investment No.1	Fees and commission income		360	785
Taihan Industrial System Co., Ltd.(*4)	Fees and commission income		-	1
Shinhan capital-Cape FN Fund No.1(*1)	Fees and commission income		101	82
SHC-K2 Global Material Fund	Fees and commission income		19	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income	~~W~~	94	127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2019 and 2018 are as follows:

Related party	Account		2019	2018
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income	~~W~~	187	71
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		545	412
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		361	214
SHC ULMUS Fund No.1	Fees and commission income		76	51
Shinhan-PS Investment Fund No.1	Fees and commission income		20	12
Nomura investment property trust No.19	Interest income		519	312
〃	Other operating income		7	-
〃	Provision for credit loss		-	(34)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		2,694	236
Shinhan-Stonebridge Petro Private Equity Fund	Fees and commission income		1,762	1,920
Korea Finance Security	Fees and commission income		10	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		275	-
Shinhan-Rhinos 1 Fund	Fees and commission income		64	-
SHINHAN-CORE TREND GLOBAL FUND 1	Fees and commission income		45	-
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		67	-
One Shinhan Global Fund 1	Fees and commission income		151	-
Yeollim-Shinhan Portfolio Fund I	Fees and commission income		59	-
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		7	-
WON JIN HOME PLAN CO.,LTD	Interest income		186	-
Korea Credit Bureau	Fees and commission income		13	-
〃	Interest expense		(5)	-
Goduck Gangil1 PFV Co., Ltd	Interest income		328	-
〃	Fees and commission income		1,120	-
〃	Provision for credit loss		(78)	-
SBC PFV Co., Ltd	Interest expense		(3)	-
IMM Global Private Equity Fund	Interest income		28	-
〃	Interest expense		(25)	-
〃	Provision for credit loss		(3)	-
Key management personnel and their immediate relatives
Interest income			161	101
		~~W~~	15,425	11,015

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2019.

(*2) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2018

(*3) Included in the related party due to the additional acquisition for the year ended December 31, 2019.

(*4) As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

45.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Short-term employee benefits	~~W~~	21,237	22,502
Severance benefits		731	419
Share-based payment transactions(*)		12,343	4,944
	~~W~~	34,311	27,865

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d) The guarantees provided between the related parties as of December 31, 2019 and 2018 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2019	2018	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(e) Details of collaterals provided by the related parties as of December 31, 2019 and December 31, 2018 are as follows:

Provided to	Provided by	Pledged assets		2019	2018
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Properties		120	-
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	-
			~~W~~	40,920	12,000

(f) Details of significant loan transactions with related parties as of December 31, 2019 and 2018 are as follows:

			2019
Classification	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	7	11,973
〃	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	-	24,000
〃	IMM Global Private Equity Fund		-	800	-	-	800
Total		~~W~~	11,966	24,800	-	7	36,773

(*)The effect on changes in allowance for credit loss is included.

			2018
Classification	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	-	12,000	-	(34)	11,966

(*)The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

46.  Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2019 and 2018 are as follows:

		2019	2018
Total assets:
Asset-backed securitization	~~W~~	208,441,947	196,108,655
Structured financing		195,374,046	132,050,391
Investment fund		215,371,530	71,487,406
	~~W~~	619,187,523	399,646,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2019 and 2018 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	-	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivate assets		21,494	1,027	-	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	-	2,333,275
Securities at amortized cost		4,894,942	-	-	4,894,942
Other assets		3,244	14,776	58,948	76,968
	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
Liabilities:
Other liabilities	~~W~~	682	10,457	-	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loan at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivate assets		16,390	578	-	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	-	-	4,277,675
Other assets		5,453	48,457	34,333	88,243
	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
Liabilities:
Derivative liabilities	~~W~~	111	-	-	111
Other		5,368	4,128	-	9,496
	~~W~~	5,479	4,128	-	9,607

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2019 and 2018 are as follows:

		2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	-	1,701,424
Guarantees		139,522	4,000	-	143,522
Others		-	118,969	-	118,969
	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2019 and 2018 are as follows (continued):

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	-	230,842
Others		-	49,464	-	49,464
	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination

(a) Orange Life Insurance Co., Ltd

i) General information

On February 1, 2019, the Group obtained control over Orange Life Insurance Co., Ltd. by acquiring 59.15% of its shares after obtaining approval from the Financial Services Commission on January 16, 2019. The primary reason for the acquisition is to strengthen the life insurance business in response to changes in the financial market environment.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	739,071
Financial assets at fair value through profit or loss		1,573,453
Securities at fair value through other comprehensive income		11,111,395
Securities at amortized cost		11,273,999
Loans at amortized cost		2,588,588
Derivatives		13,934
Properties and equipment		35,489
Intangible assets(*2)		38,475
Other assets		5,847,621
		33,222,025
Liabilities:
Liabilities under insurance contracts(*3)		24,187,474
Derivative liabilities		3,991
Other liabilities		6,098,301
		30,289,766
Fair value of the identifiable net assets	~~W~~	2,932,259

(*1) The Group measured the identifiable assets and liabilities of the acquirer at fair value at the date of the business combination for the allocation of the consideration transferred. The fair value was measured at the price that would be received at the date of the business combination when the asset was sold, or when the liability was transferred in an orderly transaction between market participants, and in case the price was not directly observed, it was estimated using appropriate valuation techniques.

(*2) Includes membership, software, and development costs that Orange Life Insurance Co., Ltd. holds.

(*3) The Group has reflected VOBA (Value of Business Acquired), which was measured separately by applying the indirect method based on the intrinsic value, to the carrying value of the liabilities under insurance contracts that the Orange Life Insurance Co., Ltd. had.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination (continued)

(a) Orange Life Insurance Co., Ltd (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	2,298,900
Fair value of identifiable net assets		(2,932,259)
Non-controlling interests (*)		1,197,935
Goodwill	~~W~~	564,576

(*) The non-controlling interests in Orange Life Insurance Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~8,415 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

		Amount
Consideration transferred in cash	~~W~~	2,298,900
Acquired cash and cash equivalents		(154,754)
	~~W~~	2,144,146

Operating income and net profit for the year ended December 31, 2019 from Orange Life Insurance Co., Ltd, are ~~W~~387,440 million and ~~W~~271,455 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination (continued)

(b) Asia Trust Co., Ltd

i) General information

On May 2, 2019, the Group obtained control over Asia Trust Co., Ltd. by acquiring 60% of its shares after obtaining approval from the Financial Services Commission on April 17, 2019. The primary reason for the acquisition is to strengthen the non-banking portfolio through real estate business line.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	27,647
Financial assets at fair value through profit or loss		53,477
Loans at amortized cost(*1)(*3)		26,197
Properties and equipment		662
Intangible assets(*2)		40,649
Investment property		13,567
Other assets		13,367
		175,566
Liabilities:
Other liabilities(*3)		44,571

Fair value of the identifiable net assets	~~W~~	130,995

(*1) Acquired loans were measured at fair value. The total amount of loans under contract is ~~W~~44,356 million, and the cash flows that are not expected to be collected as of the acquisition date is ~~W~~18,159 million.

(*2) Includes the value of contract balance of ~~W~~36,584 million. The Group has considered the contracts that Asia Trust Co., Ltd held to be significant enough to generate future additional revenue, and evaluated them by incremental cash flow method.

(*3) In regard to the land trust project at Ramada Hotel in Gampo, Gyeongju, some owners of parcels filed a lawsuit to return the down payments, and the intermediate payments. The loan financial institution of the business has filed a suit against Asia Trust Co., Ltd for the balance of the loans delinquent based on the intermediate payment loan agreement and subsequent agreement with the Group. The Group recorded the expected loss as allowance and provision for the trust business loans. In addition, the creditor of the constructor filed a suit claiming the construction fee; however, the Group did not reflect the effect in the consolidated financial statements as of December 31, 2019 since the potential and extent of the losses regarding the lawsuit is not reliably estimated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination (continued)

(b) Asia Trust Co., Ltd (continued)

iii) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	193,400
Fair value of identifiable net assets		(130,995)
Non-controlling interests (*)		52,398
Goodwill	~~W~~	114,803

(*) The non-controlling interests in Asia Trust Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~2,124 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

		Amount
Consideration transferred	~~W~~	193,400
Acquired cash and cash equivalents		(18,647)
	~~W~~	174,753

Operating income and profit for the year ended December 31, 2019 from Asia Trust Co., Ltd. are ~~W~~29,394 million and ~~W~~18,098 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination (continued)

(c) Shinhan Vietnam Finance Company Limited

i) General information

On January 22, 2019, the Group has acquired control over Prudential Vietnam Finance Co., Ltd in Vietnam by acquiring 100% of its shares, and changed the name to Shinhan Vietnam Finance Co., Ltd. The primary reason for the acquisition is to expand its new market through credit loan business in Vietnam.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	12,271
Loans at amortized cost		259,082
Properties and equipment		4,163
Intangible assets		5,629
Other assets		12,258
		293,403
Liabilities:
Deposits		211,325
Other liabilities		19,036
		230,361

Fair value of the identifiable net assets	~~W~~	63,042

iii) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	170,194
Fair value of identifiable net assets		(63,042)
Goodwill	~~W~~	107,152

The Group assessed the goodwill based on the financial information as of January 1, 2019 (“assessment date”) as reliable financial information as of the acquisition date, January 22, 2019, were not available.

Between the assessment date and the acquisition date, no significant transactions that affected the fair value of the identifiable net assets were identified.

iv) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~92 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

47. Business combination (continued)

(c) Shinhan Vietnam Finance Company Limited (continued)

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2019 are as follows:

		Amount
Consideration transferred	~~W~~	170,194
Acquired cash and cash equivalents		(12,271)
	~~W~~	157,923

Operating income and profit for the year ended December 31, 2019 from Shinhan Vietnam Finance Company Limited are ~~W~~22,912 million and ~~W~~18,363 million, respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

(d) If the business combination had been consolidated from the beginning of 2019, the operating income and net income that would have been included in the consolidated statement of comprehensive income do not differ materially from the current operating income and net income recognised from the acquisition date of the business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of won)

48.  Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116 ‘Leases’, the Group recognized lease liabilities in relation to leases that had previously been classified as operating leases in accordance with K-IFRS No.1017. These liabilities were measured at the present value of the future lease payments at the lessee's incremental borrowing rate on January 1, 2019. The lessee's incremental borrowing rates applied to the lease liabilities are between 2.06% and 8.96% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Group’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease agreement commitment disclosed as of December 31, 2018	~~W~~	610,080
Amount discounted using the Group's incremental borrowing rate		591,725
Less:
Low-value leases recognized as current expenses through the straight-line method		(3,454)
Value-added Tax		(51,429)

Lease liabilities recognized at the beginning of 2019	~~W~~	536,842

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position at the same amount as the lease liability. As a result, property, plant and equipment increased by ~~W~~573,823 million at the beginning of 2019, and prepaid expense, unearned revenue and accrued expenses decreased by ~~W~~42,196 million, ~~W~~5,197 million and ~~W~~17 million, respectively.

49.  Subsequent events occurred after reporting period

The Group, pursuant to its Board of Directors’ resolution on November 14, 2019, reached a decision on exchanging of the common shares of Shinhan Financial Group Co., Ltd.(the “Company”) and Orange Life Insurance Co. Ltd. (“Orange Life”) by means of a small-scale stock exchange, with the purpose to enable the Group to hold 100% of the stock of Orange Life. The stock exchange was consummated on January 28, 2020, at an exchange ratio of 0.6601483 shares of the Company for each share of Orange Life.  As a result, the shares issued by Orange Life and owned by shareholders of Orange Life other than the Company were transferred to the Company on January 28, 2020 and such shareholders became shareholders of the Group by acquiring 8,232,906 newly issued shares in exchange for 13,882,062 treasury shares of the Group.  Upon the share exchange, Orange Life became a wholly owned subsidiary of the Group.